Piengchai Pookakupt,Ph.D.
Executive Vice President

NOV 15 2004

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. CN. 671/2004

November 10, 2004

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

U.S.A.

04046510

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

DEC 08 2004

12/8

CS026-4-03

KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3462
www.kasikornbank.com Registration No.PCL 105

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim Financial Statements

For the Period Ended September 30, 2004

and

Review Report of Certified Public Accountant

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of KASIKORNBANK PUBLIC COMPANY LIMITED

I have reviewed the accompanying consolidated balance sheet of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries as at September 30, 2004 and the consolidated statements of income for each of the three-month and nine-month periods ended September 30, 2004 and 2003, changes in shareholders' equity and cash flows for each of the nine-month periods then ended. I have also reviewed the balance sheet of KASIKORNBANK PUBLIC COMPANY LIMITED as at September 30, 2004 and the statements of income for each of the three-month and nine-month periods ended September 30, 2004 and 2003, changes in shareholders' equity and cash flows for each of the nine-month periods then ended. The management of KASIKORNBANK PUBLIC COMPANY LIMITED is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the consolidated financial statements of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries for the year ended December 31, 2003 and for the six-month period ended June 30, 2004, and the financial statements of KASIKORNBANK PUBLIC COMPANY LIMITED for the same periods in accordance with generally accepted auditing standards and expressed unqualified opinions on those statements in my reports dated February 13, 2004 and August 18, 2004, respectively. The consolidated balance sheet of the Bank and its subsidiaries and the balance sheet of the Bank as at December 31, 2003, which have been presented herein for comparative purpose, are components of those financial statements which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of my report dated August 18, 2004.

S. Singhasaneh.

Supot Singhasaneh
Certified Public Accountant
Registration No. 2826

KPMG Phoomchai Audit Ltd.
Bangkok
November 3, 2004

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Thousand Baht			
	Consolidated		The Bank	
	September 30, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)	September 30, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
ASSETS				
Cash	9,856,892	18,699,184	9,856,744	18,699,096
Interbank and money market items				
Domestic items				
Interest bearing	622,579	419,048	558,929	131,541
Non-interest bearing	2,745,358	2,844,648	2,754,838	2,854,344
Foreign items				
Interest bearing (Note 17)	82,740,276	101,492,418	82,740,276	101,492,418
Non-interest bearing	391,682	165,862	391,682	165,862
Total Interbank and Money Market Items - net	86,499,895	104,921,976	86,445,725	104,644,165
Securities purchased under resale agreements	19,200,000	31,710,000	19,200,000	31,710,000
Investments (Notes 3.4, 5 and 17)				
Current investments - net	48,643,255	65,490,621	48,201,344	65,006,386
Long-term investments - net	83,105,720	69,240,415	81,088,262	65,939,348
Investments in subsidiaries and associated companies - net	376,886	523,151	9,424,181	9,818,951
Total Investments - net	132,125,861	135,254,187	138,713,787	140,764,685
Loans and accrued interest receivables (Note 6)				
Loans (Notes 3.5, 3.7 and 7)	581,611,549	547,917,920	565,478,683	530,089,906
Accrued interest receivables	2,811,471	2,970,945	1,491,835	1,485,102
Total Loans and Accrued Interest Receivables	584,423,020	550,888,865	566,970,518	531,575,008
Less Allowance for doubtful accounts (Notes 3.6 and 8)	(49,073,044)	(59,268,091)	(35,859,200)	(42,995,676)
Less Revaluation allowance for debt restructuring (Notes 3.7 and 9)	(7,936,937)	(6,665,399)	(5,239,118)	(4,721,215)
Less Normalized provisioning (Notes 3.8 and 10)	(2,200,000)	(1,600,000)	(2,200,000)	(1,600,000)
Total Loans and Accrued Interest Receivables - net	525,213,039	483,355,375	523,672,200	482,258,117
Properties foreclosed - net (Note 3.9)	16,443,950	14,516,837	12,332,291	10,860,375
Customers' liability under acceptances	838,938	676,184	838,938	676,184
Premises and equipment - net (Note 3.10)	22,225,381	22,257,888	21,676,406	21,697,577
Deferred tax assets (Notes 3.11 and 12)	47,012	43,054	-	-
Accrued income receivables	1,989,604	1,671,418	1,896,674	1,597,517
Derivative revaluation	1,216,250	3,713,330	1,216,250	3,713,330
Other assets - net (Note 3.16)	6,539,293	4,511,107	5,833,271	4,254,569
Total Assets	822,196,115	821,330,540	821,682,286	820,875,615

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS

	Thousand Baht			
	Consolidated		The Bank	
	September 30, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)	September 30, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Deposits in baht	706,735,859	682,385,560	707,345,841	682,661,690
Deposits in foreign currencies	4,079,638	2,560,417	4,079,638	2,560,417
Total Deposits	710,815,497	684,945,977	711,425,479	685,222,107
Interbank and money market items				
Domestic items				
Interest bearing	7,104,400	1,890,287	6,514,400	1,685,287
Non-interest bearing	3,396,588	4,221,598	3,396,588	4,221,598
Foreign items				
Interest bearing	40,317	486,058	40,317	486,058
Non-interest bearing	286,487	502,929	286,487	502,929
Total Interbank and Money Market Items	10,827,792	7,100,872	10,237,792	6,895,872
Liability payable on demand	5,987,909	7,041,818	5,987,909	7,041,818
Borrowings (Note 13)				
Long-term borrowings	20,250,513	59,841,318	20,250,513	59,841,318
Total Borrowings	20,250,513	59,841,318	20,250,513	59,841,318
Bank's liability under acceptances	838,938	676,184	838,938	676,184
Deferred tax liabilities (Notes 3.11 and 12)	3,031,987	3,346,832	3,031,987	3,346,832
Derivative revaluation	3,276,285	719,698	3,276,285	719,698
Accrued interest payables	1,612,990	2,564,045	1,612,610	2,563,807
Other liabilities	6,474,183	6,281,045	6,252,385	6,110,425
Total Liabilities	763,116,094	772,517,789	762,913,898	772,418,061

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Thousand Baht			
	Consolidated		The Bank	
	September 30, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)	September 30, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
Shareholders' equity				
Share capital (Notes 13 and 14)				
Authorized share capital				
547,345 class A preferred shares, Baht 10 par value as of December 31, 2003	-	5,473	-	5,473
3,048,614,697 ordinary shares, Baht 10 par value as of September 30, 2004	30,486,147		30,486,147	
2,689,547,345 ordinary shares, Baht 10 par value as of December 31, 2003		26,895,473		26,895,473
Issued and paid-up share capital				
547,345 class A preferred shares, Baht 10 par value as of December 31, 2003	-	5,473	-	5,473
2,363,449,311 ordinary shares, Baht 10 par value as of September 30, 2004	23,634,493		23,634,493	
2,353,518,072 ordinary shares, Baht 10 par value as of December 31, 2003		23,535,181		23,535,181
Premium on share capital				
Premium on preferred shares (Note 13)	-	27,367	-	27,367
Premium on ordinary shares (Note 21)	17,552,137	49,497,553	17,552,137	49,497,553
Premium on expired warrants (Note 21)	-	5,520,432	-	5,520,432
Appraisal surplus on asset revaluation (Note 3.10)	6,157,770	6,231,844	6,157,770	6,231,844
Revaluation surplus on investments (Notes 3.4 and 5)	398,410	1,312,639	398,410	1,312,639
Retained earnings (deficit) (Note 21)				
Appropriated				
Legal reserve	-	800,000	-	800,000
Other reserves	-	26,675,300	-	26,675,300
Unappropriated (deficit)	11,025,578	(65,148,235)	11,025,578	(65,148,235)
	58,768,388	48,457,554	58,768,388	48,457,554
Minority interests	311,633	355,197	-	-
Total Shareholders' Equity	59,080,021	48,812,751	58,768,388	48,457,554
Total Liabilities and Shareholders' Equity	822,196,115	821,330,540	821,682,286	820,875,615
Off-balance sheet items - contingencies (Note 18)				
Aval to bills and guarantees of loans	2,904,828	5,536,812	2,904,828	5,536,812
Liability under unmatured import bills	4,035,646	3,187,732	4,035,646	3,187,732
Letters of credit	14,621,345	9,995,790	14,621,345	9,995,790
Other contingencies	465,415,928	431,328,285	465,294,673	431,274,388

(Pol.Gen. Pow Sarasin)

Vice Chairman

(Dr. Prasarn Trairatvorakul)

President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR EACH OF THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2004	2003	2004	2003
Interest and dividend income (Notes 3.2 and 3.4)				
Loans	6,940,777	6,506,367	6,572,860	6,003,423
Interbank and money market items	330,692	512,438	330,585	512,329
Investments	905,440	1,025,272	902,765	1,022,495
Total Interest and Dividend Income	8,176,909	8,044,077	7,806,210	7,538,247
Interest expense (Note 3.3)				
Deposits	1,377,246	1,662,006	1,377,246	1,662,006
Interbank and money market items	70,683	60,989	68,664	56,909
Long-term borrowings	285,653	1,289,879	285,653	1,289,879
Total Interest Expense	1,733,582	3,012,874	1,731,563	3,008,794
Net income from interest and dividend	6,443,327	5,031,203	6,074,647	4,529,453
Reversal of bad debt and doubtful accounts (Notes 3.6 and 8)	(1,055,948)	(2,256,695)	(847,806)	(1,701,208)
Loss on debt restructuring (Notes 3.7 and 9)	1,622,182	2,749,352	988,769	1,911,931
Normalized provisions (Notes 3.8 and 10)	200,000	200,000	200,000	200,000
Net income from interest and dividend after reversal of bad debt and doubtful accounts and loss on debt restructuring and normalized provisions	5,677,093	4,338,546	5,733,684	4,118,730
Non-interest income				
Gain (loss) on investments (Notes 3.4 and 5)	113,178	(387,896)	(7,851)	169,531
Share of profit (loss) from investments on equity method (Note 3.4)	25,244	25,843	(36,741)	(622,320)
Fees and service income				
Acceptances, aval and guarantees	166,887	211,258	166,887	211,258
Others	1,884,381	1,630,247	1,694,970	1,498,352
Gain on exchanges (Note 3.12)	307,139	419,534	307,139	419,534
Loss on transfer of financial assets (Note 3.4)	(76,631)	(214,441)	-	-
Other income	222,557	181,291	205,085	96,129
Total Non-interest Income	2,642,755	1,865,836	2,329,489	1,772,484
Non-interest expenses				
Personnel expenses	1,753,037	1,304,492	1,680,988	1,252,823
Premises and equipment expenses (Note 3.10)	867,127	829,092	842,341	804,949
Taxes and duties	339,783	318,147	328,226	308,612
Fees and service expenses	732,292	664,064	694,841	506,485
Directors' remuneration	13,449	13,536	11,799	11,886
Loss on impairment of properties foreclosed (Note 3.9)	116,795	160,104	60,550	167,354
Contributions to Financial Institutions Development Fund	708,310	687,908	708,310	687,908
Other expenses	375,402	271,174	368,980	242,127
Total Non-interest Expenses	4,906,195	4,248,517	4,696,035	3,982,144
Income before income tax	3,413,653	1,955,865	3,367,138	1,909,070
Income tax expense (Notes 3.11 and 16)	21,021	20,409	(10,459)	(18,448)
Net income before minority interests	3,392,632	1,935,456	3,377,597	1,927,518
Minority interests in net income	(15,035)	(7,938)	-	-
Net income	3,377,597	1,927,518	3,377,597	1,927,518
Basic earnings per share (Baht) (Note 3.17)	1.43	0.82	1.43	0.82
Number of the weighted average number of ordinary shares (shares)	2,363,303,162	2,353,412,561	2,363,303,162	2,353,412,561

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr. Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR EACH OF THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2004	2003	2004	2003
Interest and dividend income (Notes 3.2 and 3.4)				
Loans	20,135,675	19,464,727	19,041,633	18,240,703
Interbank and money market items	1,205,549	1,782,294	1,204,359	1,780,712
Investments	2,893,184	3,396,653	2,866,708	3,389,327
Total Interest and Dividend Income	24,234,408	24,643,674	23,112,700	23,410,742
Interest expense (Note 3.3)				
Deposits	4,185,719	6,282,276	4,185,719	6,282,276
Interbank and money market items	167,832	189,736	163,340	170,559
Long-term borrowings	984,207	3,850,167	984,207	3,850,167
Total Interest Expense	5,337,758	10,322,179	5,333,266	10,303,002
Net income from interest and dividend	18,896,650	14,321,495	17,779,434	13,107,740
Reversal of bad debt and doubtful accounts (Notes 3.6 and 8)	(5,261,617)	(9,219,039)	(3,947,170)	(7,650,279)
Loss on debt restructuring (Notes 3.7 and 9)	6,383,213	9,191,201	4,489,123	7,861,002
Normalized provisions (Notes 3.8 and 10)	600,000	600,000	600,000	600,000
Net income from interest and dividend after reversal of bad debt and doubtful accounts and loss on debt restructuring and normalized provisions	17,175,054	13,749,333	16,637,481	12,297,017
Non-interest income				
Gain on investments (Notes 3.4 and 5)	763,720	1,747,744	657,470	2,081,319
Share of profit from investments on equity method (Note 3.4)	69,326	57,950	73,499	3,631,475
Fees and service income				
Acceptances, aval and guarantees	432,619	465,131	432,619	465,131
Others	5,488,171	4,674,336	4,923,737	4,330,932
Gain on exchanges (Note 3.12)	1,039,645	1,498,076	1,039,645	1,498,076
(Loss) gain on transfer of financial assets (Note 3.4)	(511,995)	2,735,915	-	-
Other income	562,508	484,330	496,034	329,867
Total Non-interest Income	7,843,994	11,663,482	7,623,004	12,336,800
Non-interest expenses				
Personnel expenses	4,806,583	3,891,062	4,590,505	3,746,554
Premises and equipment expenses (Note 3.10)	2,577,341	2,479,823	2,503,746	2,410,052
Taxes and duties	1,023,376	923,872	983,648	899,914
Fees and service expenses	2,147,875	1,844,299	2,063,543	1,468,694
Directors' remuneration	41,418	41,592	35,485	35,660
Loss on impairment of properties foreclosed (Note 3.9)	268,579	320,032	186,225	320,032
Contributions to Financial Institutions Development Fund	2,093,543	2,013,280	2,093,543	2,013,280
Other expenses	1,006,219	1,048,174	884,033	971,298
Total Non-interest Expenses	13,964,934	12,562,134	13,340,728	11,865,484
Income before income tax	11,054,114	12,850,681	10,919,757	12,768,333
Income tax expense (Notes 3.11 and 16)	60,503	20,481	(31,746)	(42,749)
Net income before minority interests	10,993,611	12,830,200	10,951,503	12,811,082
Minority interests in net income	(42,108)	(19,118)	-	-
Net income	10,951,503	12,811,082	10,951,503	12,811,082
Basic earnings per share (Baht) (Note 3.17)	4.64	5.44	4.64	5.44
Number of the weighted average number of ordinary shares (shares)	2,362,084,373	2,352,838,938	2,362,084,373	2,352,838,938

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr. Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30 , 2004 AND 2003

(Unaudited)

(Reviewed)

	Thousand Baht									
	Consolidated									
	Issued and Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments	Retained Earnings (Deficit)			Minority Interests	Total
						Appropriated		Unappropriated (Deficit)		
						Legal Reserve	Other Reserves			
Beginning balance as of December 31, 2002	23,530,947	49,505,506	5,520,432	6,367,117	2,773,163	800,000	26,675,300	(80,097,450)	370,399	35,445,414
Ordinary shares	9,707	-	-	-	-	-	-	-	-	9,707
Premium on ordinary shares	-	19,414	-	-	-	-	-	-	-	19,414
Appraisal surplus on asset revaluation	-	-	-	(99,748)	-	-	-	99,748	-	-
Revaluation surplus on investments	-	-	-	-	(227,990)	-	-	-	-	(227,990)
Net gain (loss) not recognised in the statement of income	9,707	19,414	-	(99,748)	(227,990)	-	-	99,748	-	(198,869)
Net income	-	-	-	-	-	-	-	12,811,082	-	12,811,082
Minority interests	-	-	-	-	-	-	-	-	(28,219)	(28,219)
Ending balance as of September 30, 2003	23,540,654	49,524,920	5,520,432	6,267,369	2,545,173	800,000	26,675,300	(67,186,620)	342,180	48,029,408
Beginning balance as of December 31, 2003	23,540,654	49,524,920	5,520,432	6,231,844	1,312,639	800,000	26,675,300	(65,148,235)	355,197	48,812,751
Ordinary shares	93,839	-	-	-	-	-	-	-	-	93,839
Premium on ordinary shares	-	179,721	-	-	-	-	-	-	-	179,721
Appraisal surplus on asset revaluation	-	-	-	(74,074)	-	-	-	74,074	-	-
Revaluation surplus on investments	-	-	-	-	(914,229)	-	-	-	-	(914,229)
Reduce the accumulated retained deficit (Note 21)	-	(32,152,504)	(5,520,432)	-	-	(800,000)	(26,675,300)	65,148,236	-	-
Net gain (loss) not recognised in the statement of income	93,839	(31,972,783)	(5,520,432)	(74,074)	(914,229)	(800,000)	(26,675,300)	65,222,310	-	(640,669)
Net income	-	-	-	-	-	-	-	10,951,503	-	10,951,503
Minority interests	-	-	-	-	-	-	-	-	(43,564)	(43,564)
Ending balance as of September 30, 2004	23,634,493	17,552,137	-	6,157,770	398,410	-	-	11,025,578	311,633	59,080,021

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30 , 2004 AND 2003

(Unaudited)

(Reviewed)

Thousand Baht

The Bank

	Issued and Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments	Retained Earnings (Deficit) Appropriated Legal Reserve	Retained Earnings (Deficit) Appropriated Other Reserves	Retained Earnings (Deficit) Unappropriated (Deficit)	Total
Beginning balance as of December 31, 2002	23,530,947	49,505,506	5,520,432	6,367,117	2,773,163	800,000	26,675,300	(80,097,450)	35,075,015
Ordinary shares	9,707	-	-	-	-	-	-	-	9,707
Premium on ordinary shares	-	19,414	-	-	-	-	-	-	19,414
Appraisal surplus on asset revaluation	-	-	-	(99,748)	-	-	-	99,748	-
Revaluation surplus on investments	-	-	-	-	(227,990)	-	-	-	(227,990)
Net gain (loss) not recognised in the statement of income	9,707	19,414	-	(99,748)	(227,990)	-	-	99,748	(198,869)
Net income	-	-	-	-	-	-	-	12,811,082	12,811,082
Ending balance as of September 30, 2003	23,540,654	49,524,920	5,520,432	6,267,369	2,545,173	800,000	26,675,300	(67,186,620)	47,687,228
Beginning balance as of December 31, 2003	23,540,654	49,524,920	5,520,432	6,231,844	1,312,639	800,000	26,675,300	(65,148,235)	48,457,554
Ordinary shares	93,839	-	-	-	-	-	-	-	93,839
Premium on ordinary shares	-	179,721	-	-	-	-	-	-	179,721
Appraisal surplus on asset revaluation	-	-	-	(74,074)	-	-	-	74,074	-
Revaluation surplus on investments	-	-	-	-	(914,229)	-	-	-	(914,229)
Reduce the accumulated retained deficit (Note 21)	-	(32,152,504)	(5,520,432)	-	-	(800,000)	(26,675,300)	65,148,236	-
Net gain (loss) not recognised in the statement of income	93,839	(31,972,783)	(5,520,432)	(74,074)	(914,229)	(800,000)	(26,675,300)	65,222,310	(640,669)
Net income	-	-	-	-	-	-	-	10,951,503	10,951,503
Ending balance as of September 30, 2004	23,634,493	17,552,137	-	6,157,770	398,410	-	-	11,025,578	58,768,388

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	10,951,503	12,811,082	10,951,503	12,811,082
Add (Less) Adjustments to reconcile net income to net				
cash from operating activities				
Depreciation and amortization	1,151,475	1,180,243	1,096,683	1,151,808
Reversal on bad debt and doubtful accounts	(5,261,617)	(9,219,039)	(3,947,170)	(7,650,279)
Loss on debt restructuring	6,383,213	9,191,201	4,489,123	7,861,002
Normalized provisions	600,000	600,000	600,000	600,000
Interest income from amortization of revaluation allowance for debt restructuring	(995,096)	(1,564,104)	(214,379)	(576,945)
Loss on revaluation of investments	29,949	47,941	29,949	47,941
(Reversal) loss on impairment of investments	(166,798)	213,175	(74,103)	(450,963)
Amortization of excess of fair value of assets acquired				
over cost of investment in subsidiary	(8,254)	(8,412)	-	-
Gain on disposal of securities for investments	(613,133)	(1,668,362)	(599,578)	(1,540,964)
Amortization of premium and discount on debt instruments	703,762	972,413	700,973	969,934
Loss on impairment of foreclosed properties	268,579	320,032	186,225	320,032
(Reversal) loss on impairment of other assets	(352,516)	(18,406)	(310,019)	66,109
(Gain) loss on disposal of premises and equipment	(1,619)	1,541	(1,327)	(1,397)
Impairment of premises and equipment (reversal)	42,580	(21,358)	42,580	(16,164)
Loss (gain) on transfer of financial assets	511,995	(2,735,915)	-	-
Share of profit from investments on equity method	(69,326)	(57,950)	(73,499)	(3,631,475)
Dividend income from subsidiaries and associated companies	106,426	97,615	320,454	215,919
Deferred income tax	(35,706)	(69,618)	(31,746)	(42,749)
Amortization of discount on debentures	3,042	3,160	3,042	3,160
Decrease (increase) in accrued interest receivables	159,474	280,674	(6,733)	396,683
Increase in other accrued income	(318,185)	(459,451)	(299,157)	(456,889)
(Decrease) increase in accrued interest payables	(951,055)	3,938	(951,197)	1,039
Increase in other accrued expenses	588,627	587,642	592,311	608,351
Decrease in other reserves	(80,000)	(285,000)	(80,000)	(285,000)
Minority interests in net income	42,108	19,118	-	-
Net income from operations before changes in operating				
assets and liabilities	12,689,428	10,222,160	12,423,935	10,400,235
(Increase) decrease in operating assets				
Interbank and money market items (assets)	18,423,498	5,305,517	18,199,856	5,282,647
Securities purchased under resale agreements	12,510,000	(36,600,000)	12,510,000	(36,600,000)
Investment for trading	(3,269,517)	2,356,322	(3,269,517)	2,356,322
Loans	(44,982,533)	(19,988,231)	(44,392,331)	(17,978,731)
Properties foreclosed	1,689,842	2,932,393	1,394,395	1,593,676
Other assets	404,188	(5,939,042)	903,722	(6,002,048)

The accompanying notes are an integral part of these financial statements.

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2004	2003	2004	2003
Increase (decrease) in operating liabilities				
Deposits	25,869,521	38,844,704	26,203,372	38,881,912
Interbank and money market items (liabilities)	3,726,921	(222,440)	3,341,921	336,560
Liabilities payable on demand	(1,053,909)	(479,822)	(1,053,909)	(479,822)
Other liabilities	2,716,223	(1,105,534)	2,661,362	(1,053,852)
Net Cash Provided by (Used in) Operating Activities	28,723,662	(4,673,973)	28,922,806	(3,263,101)
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of available for sale investments	80,945,208	23,490,246	80,945,208	23,485,789
Proceeds from redemption of held to maturity debt instruments	13,631,455	51,007,241	12,430,773	50,519,241
Proceeds from disposal of general investments	3,136,493	1,987,459	3,096,312	671,134
Purchase of available for sale investments	(71,700,800)	(47,071,999)	(71,700,300)	(47,064,502)
Purchase of held to maturity debt instruments	(20,024,146)	(23,953,355)	(19,089,466)	(23,557,730)
Purchase of general investments	(2,576,020)	(943,140)	(2,576,020)	(997,535)
Purchase of investment in a subsidiary	-	(212,456)	-	(212,480)
Proceeds from disposal of premises and equipment	2,507	14,991	1,874	2,629
Purchase of premises and equipment	(1,201,391)	(1,074,526)	(1,179,951)	(1,060,281)
Net Cash Provided by Investing Activities	2,213,306	3,244,461	1,928,430	1,786,265
CASH FLOWS FROM FINANCING ACTIVITIES				
Decrease in long-term borrowings	(39,967,146)	-	(39,967,146)	-
Dividend paid to minority interests	(85,672)	(47,337)	-	-
Increase in ordinary shares	93,839	9,707	93,839	9,707
Increase in premium on share capital	179,719	19,414	179,719	19,414
Net Cash (Used in) Provided by Financing Activities	(39,779,260)	(18,216)	(39,693,588)	29,121
Net decrease in cash and cash equivalents	(8,842,292)	(1,447,728)	(8,842,352)	(1,447,715)
Cash and cash equivalents at beginning of the period (Notes 3.1 and 4)	18,699,184	9,764,206	18,699,096	9,764,122
Cash and cash equivalents at end of the period (Notes 3.1 and 4)	9,856,892	8,316,478	9,856,744	8,316,407
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION				
Cash paid during the period				
Interest expense	6,288,813	10,362,570	6,284,463	10,301,963
Income tax	191,438	163,804	87,596	95,042

The accompanying notes are an integral part of these financial statements.

mw

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED ("the Bank") is a public company registered in the Kingdom of Thailand with its head office located at 1 Soi Kasikornthai, Ratburana Road, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As of September 30, 2004 and December 31, 2003, the Bank had total staffing of 10,069 and 9,912 persons, respectively.

2 BASIS OF INTERIM FINANCIAL STATEMENT PREPARATION AND PRINCIPLE OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1 The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated January 22, 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) directive dated May 10, 2001, prescribing the forms for balance sheets and the profit and loss accounts for commercial banks; and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements are presented in accordance with the Thai Accounting Standard No.41, regarding the Interim Financial Statements, and have been prepared for providing an update on the financial statements for the year ended December 31, 2003. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements, should be read in conjunction with the financial statements for the year ended December 31, 2003.

As required by Thai law and specific regulatory requirements, the Bank's financial statements have been prepared in the Thai language. They have been translated into English here for the convenience of the reader.

2.2 The Consolidated financial statements consist of KASIKORNBANK PUBLIC COMPANY LIMITED's financial statements and the following subsidiaries' financial statements:

	% Shareholding		
	September 30, 2004	December 31, 2003	September 30, 2003
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	99.99	99.99	99.99
Ploy Asset Management Co., Ltd. ("Ploy-AMC")	99.99	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99	99.99
Kasikorn Factoring Co., Ltd. ("KF")	99.99	99.99	99.99
Kasikorn Asset Management Co., Ltd. ("K-ASSET")	71.42	71.42	71.42

Phethai Asset Management Company Limited, a company registered in the Kingdom of Thailand on September 24, 1999, was approved by the BoT on October 13, 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The Company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Ploy Asset Management Company Limited, a company registered in the Kingdom of Thailand on September 30, 1999, was approved by the BoT on October 13, 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 5, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets purchased or transferred from Phatra Thanakit Public Company Limited under the Memorandum of Understanding (MOU) between the Financial Institution Development Fund (FIDF), the Bank and Phatra Thanakit Public Company Limited dated September 29, 1999. Under this MOU, the management of substandard assets must be completed by December 31, 2004 and the resulting profit or loss is thereafter to be shared among the aforementioned companies and the FIDF, in accordance with the conditions set forth in the MOU.

Progress Land and Buildings Company Limited is a company, which was registered in the Kingdom of Thailand on November 18, 1999 and is located at 400/22 Kasikornbank Building, Floor 16, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

Kasikorn Asset Management Company Limited is a company,which was registered in the Kingdom of Thailand on March 18, 1992 and is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main businesses are assets and fund management.

Kasikorn Factoring Company Limited is a company, which was registered in the Kingdom of Thailand on July 9, 1990, and is located at 252 Phatra Insurance Building, Floor 1, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses and provide service in the area of factoring, finance leases, operating leases and hire purchase. In March 2003, the Bank increased its shareholding in this company from 20.00% to 99.99%. This resulted in the company becoming a subsidiary of the Bank and it is included in the consolidated financial statements in 2003.

Significant inter-company transactions and accounts are eliminated from the consolidated financial statements.

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 5 to these financial statements.

The consolidated and the Bank only financial statements include the accounts of all branches, domestic and outside Thailand, and of the Bank's International Banking Facility. Interoffice transactions have been eliminated.

mw

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents represent cash in hand and cash items in process of collection.

3.2 Recognition of Interest Income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

Income from hire-purchase agreements is recognized using the sum-of-the digits method.

In compliance with the BoT regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than 3 months in arrears.

The asset management subsidiaries recognize interest income on investments in receivables and loans on a cash basis.

Lease income of a subsidiary is recognized as follows:

Income under finance lease agreements is recognized on the basis of installment payment due by using the effective yield method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than six months, the cash basis is adopted.

Income under operating lease agreements is recognized on the basis of equal monthly installments. When installment payments are in arrears for more than six months, the cash basis is adopted.

3.3 Recognition of Interest Expense

Interest expense is recognized on an accrual basis.

3.4 Investments

Investments in debt instruments and marketable equity securities classified as trading investments are stated at fair value. Unrealized gains or losses arising from their revaluation are reflected in the statement of income.

Investments in debt instruments or marketable equity securities classified as available-for-sale investments are stated at fair value. Unrealized gains or losses arising from their revaluation are shown as a component of shareholders' equity and realized in the statement of income upon disposal.

Investments in debt instruments classified as held-to-maturity investments are stated at their amortized cost, after deduction of any allowance for impairment.

Premiums and discounts are amortized using the effective interest yield method.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in the receivables of Ploy Asset Management Company Limited were stated at cost, after deduction of allowance for impairment. Ploy Assets Management Company Limited accounted for the transfer of financial assets by recording the transfer of investments in receivables, which were restructured, to loan at the fair value on the

transfer date. The fair value is determined based on the present value of future cash collections calculated using discount rates equivalent to the market interest rate, adjusted by a risk premium. The difference between the carrying value and fair value at that date was recognized as gain/loss on the transfer date was recognized as gain/loss on transfer of financial assets in the statement of income.

In the consolidated and the Bank only financial statements, investments in associated companies are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

In the Bank only financial statements, investments in subsidiaries are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest and dividend income from investments is recognized on an accrual basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal.

Cost of investments sold is calculated by using the weighted average method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the latest Stock Exchange of Thailand (SET) bid prices as of the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net assets value as at the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government, and classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Dealing Centre Government Bond Yield Curve as of the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Dealing Centre as of the end of the period. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

3.5 Loans

Except in case of loans effected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

3.6 Allowance for Doubtful Accounts

Allowance for doubtful accounts is determined through methods based on the BoT's regulations, the Bank's analysis of each loan, and an appraisal of the financial standing of each borrower, taking into consideration the Bank's experience in loan risk and collateral value.

MW

In accordance with the regulations of the BoT, the Bank and its asset management companies categorize their loan portfolios into six categories and set minimum reserves based on these categories (Note 8). The period that a loan is past due is the principal criteria used in classifying a loan. The maximum collateral value used in calculating the required allowance for doubtful accounts is based on the type of collateral and the date of the most recent valuation. Allowance for pass and special mention loans are made for based on the outstanding debt before deduction of collateral value.

Allowance for doubtful accounts is charged as an expense in each accounting period.

Bad debts written off or recovered are recorded as charges or credits, respectively, to the allowance for doubtful accounts.

3.7 Troubled Debt Restructuring

The Bank and asset management subsidiaries record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts.

3.8 Normalized Provisioning

The Bank has begun to set aside normalized provisions above the current level of allowance for doubtful accounts to accommodate unforeseen losses. The Bank will set aside normalized provisions up to approximately 0.5 percent of all normal and non-performing loans. Normalized provisioning is gradually accumulated on a quarterly basis starting from the quarter ending June 30, 2002 and will continue until the target has been achieved.

Normalized provisioning is charged as an expense in each accounting period.

3.9 Properties Foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.10 Premises and Equipment and Depreciation

Land is stated at revalued cost. Buildings are stated at revalued cost less accumulated depreciation. The revaluation surplus of land and buildings is shown as a component of shareholders' equity. When surpluses arising from the revaluation of fixed assets are realized, the Bank transfers these directly to retained earnings.

Equipment is stated at cost less accumulated depreciation.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method at the annual rate of 4 - 5% of cost. Depreciation on buildings acquired after July 1996 is computed using the straight-line method on the acquisition cost at on annual rate of 3.33%.

Depreciation on the revalued incremental cost of buildings is computed using the same method and the same rate as the acquisition cost.

Depreciation on equipment is computed using the straight-line method on the acquisition cost at an annual rate of 12.5 – 20.0%.

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

3.11 Income Tax and Deferred Income Tax

Tax expense comprises current tax expense and deferred tax expense.

Current tax expense is the amount of income tax payable in respect of the taxable profit for a period.

Income tax recoverable in future resulting from temporary differences between the carrying amount of an asset or liability and its tax base value is recorded as a deferred tax asset only to the extent of the amount expected to be realized in the future.

All income tax payable in future resulting from temporary differences between the carrying amount of an asset or liability and its tax base is recorded as a deferred tax liability.

3.12 Translation of Foreign Currencies

Assets, liabilities and forward contracts denominated in foreign currencies are translated into Baht at the rates of exchange prevailing on the dates of the transactions. Assets, liabilities and forward contracts denominated in foreign currencies at the end of the period are translated into Baht at the reference rates announced by the BoT on that date.

Exchange gains or losses on translation and on transactions in foreign currencies are included in revenues and expenses for the period.

3.13 Derivatives

Forward Exchange Contracts

For hedging transactions, the difference between the forward rate and the spot rate on the date of entering into a forward exchange contract is amortized to the statement of income over the period of the contract.

Trading transactions are carried at fair value using the Mark-to-Market approach. Gains or losses resulting from changes in fair values are included in revenues and expenses for the period.

Cross Currency Swaps and Interest Rate Swaps

The accounting for these derivative transactions depends on their purpose:

1. Hedging of the Bank's Exposure to Financial Risks

   Derivative contracts are recorded off-balance sheet. Revenues, expenses and gains or losses resulting from changes in the fair values of contracts are recognized in accordance with the standard accounting treatment for revenues, expenses, gains or losses on underlying assets, liabilities or other financial obligations as follows:

   Where gains or losses on the underlying transactions are recorded based on fair value, losses or gains on derivative transactions used as the hedge are recognized based on fair value throughout the corresponding hedging period.

   Where gains or losses on the underlying transactions are recorded on an accrual basis, losses or gains on derivative transactions used as a hedge are also recognized on an accrual basis over the period of the contracts.

2. Trading

   Mark-to-market accounting is applied to trading transactions. Hence, traded derivative transactions are carried at their fair values. Gains or losses resulting from changes in fair values are included in revenues and expenses.

3.14 Staff Retirement Fund

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to contribute an appropriate amount to the Fund each period.

3.15 Provident Fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on August 16, 1994.

According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while and the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

3.16 Goodwill

Goodwill, representing the difference between the fair value of assets of subsidiaries acquired and the cost of investments in subsidiaries at the time of acquisition, is amortized over a period of ten years. Goodwill is presented under other assets in the consolidated financial statements.

3.17 Basic Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares which issue during the period.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants.

3.18 Use of Accounting Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and its subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

4 SUPPLEMENTARY INFORMATION

Non-cash items are as follows:

The Bank and its subsidiaries have provided for a revaluation surplus (deficit) on investments and have presented as change in shareholders' equity for each of the nine-month periods ended September 30, as follows:

		(Million Baht)
	Consolidated and The Bank	
	2004	2003
Revaluation surplus (deficit) on investments	(914)	(228)

For each of the nine-month periods ended September 30, 2004 and 2003, the Bank recognized the realized portion of the appraised surplus on asset revaluation amounting to Baht 74 million and Baht 100 million, respectively, by transferring these amounts to retained earnings from appraisal surplus on asset revaluation.

For each of the nine-month periods ended September 30, 2004 and 2003, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting to Baht 1,137 million and Baht 3,109 million, respectively on a consolidated basis and Baht 709 million and Baht 2,285 million, respectively for the Bank only.

For each of the nine-month periods ended September 30, 2004 and 2003, the Bank transferred sub-quality assets to Thai Assets Management Corporation (TAMC) amounting to Baht 61 million and Baht 62 million, respectively and in return received non-transferable promissory notes from TAMC, which have been included in investments in held-to-maturity debt instruments (Note 5).

5 INVESTMENTS

Investments consisted of:

(Million Baht)

	Consolidated			
	September 30, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	4,379	1	(6)	4,374
1.1.2 Private enterprises debt instruments	-	-	-	-
Total	4,379	1	(6)	4,374
Less Allowance for revaluation	(5)			-
Total	4,374			4,374
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	29,312	187	(175)	29,324
1.2.2 Private enterprises debt instruments	763	2	-	765
1.2.3 Foreign debt instruments	9,148	6	-	9,154
1.2.4 Marketable equity securities - domestic	1,287	300	(596)	991
1.2.5 Others	100	-	(49)	51
Total	40,610	495	(820)	40,285
Add Allowance for revaluation	167			-
Less Allowance for impairment	(492)			-
Total	40,285			40,285
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	1,662	2	-	1,664
1.3.2 Private enterprises debt instruments	-	-	-	
1.3.3 Foreign debt instruments	2,353	25	(35)	2,343
Total	4,015	27	(35)	4,007
Less Allowance for impairment	(31)			-
Total	3,984			4,007
Total Current Investments - net	48,643			48,666

(Million Baht)

	Consolidated			
	September 30, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	21,043	262	(83)	21,222
2.1.2 Private enterprises debt instruments	2,701	10	(49)	2,662
2.1.3 Foreign debt instruments	16,475	124	(28)	16,571
2.1.4 Marketable equity securities - domestic	165	423	(6)	582
2.1.5 Others	73	2	-	75
Total	40,457	821	(166)	41,112
Add Allowance for revaluation	655			-
Total	41,112			41,112
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	25,626	496	(437)	25,685
2.2.2 Private enterprises debt instruments	1,065	-	(799)	266
2.2.3 Foreign debt instruments	12,408	8	(74)	12,342
Total	39,099	504	(1,310)	38,293
Less Allowance for impairment	(1,193)			-
Total	37,906			38,293
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,118	-	(860)	2,258
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
2.3.3 Investments in receivables	3,736	-	(2,002)	1,734
Total	7,273	-	(3,185)	4,088
Less Allowance for impairment	(3,185)			-
Total	4,088			4,088
Total Long-term Investments - net	83,106			83,493

(Million Baht)

	Consolidated			
	December 31, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	805	1	-	806
1.1.2 Private enterprises debt instruments	369	-	-	369
Total	1,174	1	-	1,175
Add Allowance for revaluation	1			-
Total	1,175			1,175
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	45,061	895	(164)	45,792
1.2.2 Private enterprises debt instruments	1,692	9	(11)	1,690
1.2.3 Foreign debt instruments	5,470	26	(1)	5,495
1.2.4 Marketable equity securities - domestic	556	161	(52)	665
1.2.5 Others	186	11	(45)	152
Total	52,965	1,102	(273)	53,794
Add Allowance for revaluation	923			-
Less Allowance for impairment	(94)			-
Total	53,794			53,794
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	9,527	30	-	9,557
1.3.2 Private enterprises debt instruments	257	-	-	257
1.3.3 Foreign debt instruments	738	1	-	739
Total	10,522	31	-	10,553
Total Current Investments - net	65,491			65,522

(Million Baht)

	Consolidated			
	December 31, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	25,096	603	(42)	25,657
2.1.2 Private enterprises debt instruments	2,462	20	(15)	2,467
2.1.3 Foreign debt instruments	9,654	91	(28)	9,717
2.1.4 Marketable equity securities - domestic	322	440	(80)	682
Total	37,534	1,154	(165)	38,523
Add Allowance for revaluation	1,065			-
Less Allowance for impairment	(76)			-
Total	38,523			38,523
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	22,775	736	(368)	23,143
2.2.2 Private enterprises debt instruments	1,919	1	(948)	972
2.2.3 Foreign debt instruments	2,015	41	(45)	2,011
Total	26,709	778	(1,361)	26,126
Less Allowance for impairment	(1,354)			-
Total	25,355			26,126
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,667	-	(1,264)	2,403
2.3.2 Non-marketable equity securities -overseas	479	-	(365)	114
2.3.3 Investments in receivables	5,618	-	(2,773)	2,845
Total	9,764	-	(4,402)	5,362
Less Allowance for impairment	(4,402)			-
Total	5,362			5,362
Total Long-term Investments - net	69,240			70,011

(Million Baht)

	The Bank			
	September 30, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	4,379	1	(6)	4,374
1.1.2 Private enterprises debt instruments	-	-	-	-
Total	4,379	1	(6)	4,374
Less Allowance for revaluation	(5)			-
Total	4,374			4,374
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	29,312	187	(175)	29,324
1.2.2 Private enterprises debt instruments	763	2	-	765
1.2.3 Foreign debt instruments	9,148	6	-	9,154
1.2.4 Marketable equity securities - domestic	1,287	300	(596)	991
1.2.5 Others	100	-	(49)	51
Total	40,610	495	(820)	40,285
Add Allowance for revaluation	167			-
Less Allowance for impairment	(492)			-
Total	40,285			40,285
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	1,221	2	-	1,223
1.3.2 Private enterprises debt instruments	-	-	-	-
1.3.3 Foreign debt instruments	2,353	25	(35)	2,343
Total	3,574	27	(35)	3,566
Less Allowance for impairment	(31)			-
Total	3,543			3,566
Total Current Investments - net	48,202			48,225

(Million Baht)

	The Bank			
	September 30, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	21,043	262	(83)	21,222
2.1.2 Private enterprises debt instruments	2,701	10	(49)	2,662
2.1.3 Foreign debt instruments	16,475	124	(28)	16,571
2.1.4 Marketable equity securities - domestic	145	416	-	561
2.1.5 Others	73	2	-	75
Total	40,437	814	(160)	41,091
Add Allowance for revaluation	654			-
Total	41,091			41,091
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	25,554	495	(437)	25,612
2.2.2 Private enterprises debt instruments	1,065	-	(799)	266
2.2.3 Foreign debt instruments	12,408	8	(74)	12,342
Total	39,027	503	(1,310)	38,220
Less Allowance for impairment	(1,193)			-
Total	37,834			38,220
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,858	-	(791)	2,067
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
Total	3,277	-	(1,114)	2,163
Less Allowance for impairment	(1,114)			-
Total	2,163			2,163
Total Long-term Investments - net	81,088			81,474

(Million Baht)

	The Bank			
	December 31, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	805	1	-	806
1.1.2 Private enterprises debt instruments	369	-	-	369
Total	1,174	1	-	1,175
Add Allowance for revaluation	1			-
Total	1,175			1,175
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	45,061	895	(164)	45,792
1.2.2 Private enterprises debt instruments	1,692	9	(11)	1,690
1.2.3 Foreign debt instruments	5,470	26	(1)	5,495
1.2.4 Marketable equity securities - domestic	556	161	(52)	665
1.2.5 Others	186	11	(45)	152
Total	52,965	1,102	(273)	53,794
Add Allowance for revaluation	923			-
Less Allowance for impairment	(94)			-
Total	53,794			53,794
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	9,042	30	-	9,072
1.3.2 Private enterprises debt instruments	257	-	-	257
1.3.3 Foreign debt instruments	738	1	-	739
Total	10,037	31	-	10,068
Total Current Investments - net	65,006			65,037

(Million Baht)

	The Bank			
	December 31, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	25,096	603	(42)	25,657
2.1.2 Private enterprises debt instruments	2,462	20	(15)	2,467
2.1.3 Foreign debt instruments	9,654	91	(28)	9,717
2.1.4 Marketable equity securities - domestic	302	427	(78)	651
Total	37,514	1,141	(163)	38,492
Add Allowance for revaluation	1,054			-
Less Allowance for impairment	(76)			-
Total	38,492			38,492
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	22,594	732	(369)	22,957
2.2.2 Private enterprises debt instruments	1,804	1	(926)	879
2.2.3 Foreign debt instruments	2,015	41	(45)	2,011
Total	26,413	774	(1,340)	25,847
Less Allowance for impairment	(1,332)			-
Total	25,081			25,847
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,466	-	(1,196)	2,270
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
Total	3,885	-	(1,519)	2,366
Less Allowance for impairment	(1,519)			-
Total	2,366			2,366
Total Long-term Investments - net	65,939			66,705

As of September 30, 2004 and December 31, 2003, investments in held-to-maturity debt instruments, which are government and state enterprises securities, included promissory notes from TAMC of Baht 7,303 million and Baht 7,315 million, respectively, and the right to receive promissory notes from TAMC of Baht 87 million and Baht 95 million, respectively.

Gain (loss) on investments presented in the statement of income consisted of:

(Million Baht)

	Consolidated		The Bank	
	For Each of the Three-Month Periods Ended September 30,		For Each of the Three-Month Periods Ended September 30,	
	2004	2003	2004	2003
Gain on disposal of investments				
Held for trading investments	33	77	33	77
Available-for-sale investments	84	252	84	249
General investments	1	-	-	-
Investments in receivables	1	220	-	-
Total	119	549	117	326
Loss on disposal of investments				
Held for trading investments	(23)	(29)	(23)	(29)
Available-for-sale investments	(105)	(85)	(105)	(85)
General investments	(84)	-	(84)	-
Total	(212)	(114)	(212)	(114)
Gain (loss) from revaluation	19	(63)	19	(63)
Reversal (loss) on impairment	187	(760)	68	21
Total Gain (loss) on Investments	113	(388)	(8)	170

(Million Baht)

	Consolidated		The Bank	
	For Each of the Nine-Month Periods Ended September 30,		For Each of the Nine-Month Periods Ended September 30,	
	2004	2003	2004	2003
Gain on disposal of investments				
Held for trading investments	83	200	83	200
Available-for-sale investments	935	2,107	935	2,103
Held-to-maturity debt instruments	2	-	2	-
General investments	7	4	6	4
Investments in receivables	13	328	-	-
Total	1,040	2,639	1,026	2,307
Loss on disposal of investments				
Held for trading investments	(70)	(63)	(70)	(63)
Available-for-sale investments	(259)	(564)	(259)	(563)
General investments	(84)	(3)	(84)	(3)
Total	(413)	(630)	(413)	(629)
Loss from revaluation	(30)	(48)	(30)	(48)
Reversal (loss) on impairment	167	(213)	74	451
Total Gain on Investments	764	1,748	657	2,081

Revaluation surplus on investments consisted of:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
Revaluation surplus on investments				
Debt instruments	252	1,384	252	1,384
Equity securities	539	605	566	593
Share of revaluation surplus (deficit) in subsidiaries and associated companies using the equity method	-	-	(27)	12
Less Deferred tax liabilities	(393)	(676)	(393)	(676)
Total	398	1,313	398	1,313

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	September 30, 2004				December 31, 2003			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	18,814	25,709	5,832	50,355	29,628	36,452	4,077	70,157
1.2 Private enterprise debt instruments	753	2,701	10	3,464	919	3,235	-	4,154
1.3 Foreign debt instruments	9,148	12,128	4,347	25,623	5,470	8,422	1,232	15,124
Total	28,715	40,538	10,189	79,442	36,017	48,109	5,309	89,435
Add (Less) Allowance for revaluation	29	285	(58)	256	261	1,121	1	1,383
Total	28,744	40,823	10,131	79,698	36,278	49,230	5,310	90,818
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	1,663	17,833	7,792	27,288	9,527	15,365	7,410	32,302
2.2 Private enterprise debt instruments	-	282	783	1,065	257	226	1,693	2,176
2.3 Foreign debt instruments	2,353	12,408	-	14,761	738	2,015	-	2,753
Total	4,016	30,523	8,575	43,114	10,522	17,606	9,103	37,231
Less Allowance for impairment	(31)	(4)	(1,189)	(1,224)	-	(46)	(1,308)	(1,354)
Total	3,985	30,519	7,386	41,890	10,522	17,560	7,795	35,877
Total Debt Instruments	32,729	71,342	17,517	121,588	46,800	66,790	13,105	126,695

(Million Baht)

	The Bank							
	September 30, 2004				December 31, 2003			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	18,814	25,709	5,832	50,355	29,628	36,452	4,077	70,157
1.2 Private enterprise debt instruments	753	2,701	10	3,464	919	3,235	-	4,154
1.3 Foreign debt instruments	9,148	12,128	4,347	25,623	5,470	8,422	1,232	15,124
Total	28,715	40,538	10,189	79,442	36,017	48,109	5,309	89,435
Add (Less) Allowance for revaluation	29	285	(58)	256	261	1,121	1	1,383
Total	28,744	40,823	10,131	79,698	36,278	49,230	5,310	90,818
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	1,221	17,762	7,792	26,775	9,042	15,184	7,410	31,636
2.2 Private enterprise debt instruments	-	282	783	1,065	257	226	1,578	2,061
2.3 Foreign debt instruments	2,353	12,408	-	14,761	738	2,015	-	2,753
Total	3,574	30,452	8,575	42,601	10,037	17,425	8,988	36,450
Less Allowance for impairment	(31)	(4)	(1,189)	(1,224)	-	(46)	(1,286)	(1,332)
Total	3,543	30,448	7,386	41,377	10,037	17,379	7,702	35,118
Total Debt Instruments	32,287	71,271	17,517	121,075	46,315	66,609	13,012	125,936

Investments held by the Bank and its subsidiaries in financial institutions that were closed on December 8, 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting are as follows:

(Million Baht)

	Consolidated September 30, 2004				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in defalt on debt instruments	121	200	16	-	(305)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	973	452	17	-	(1,411)
Total	1,095	783	33	-	(1,848)

In accordance with the Bank of Thailand's notification, dated December 3, 2002, there is no requirement to apply this change in accounting procedure retroactively.

24 THE FINANCIAL POSITION AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND FOREIGN BUSINESS

The financial position and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated				
	September 30, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	811,462	26,050	837,512	(15,316)	822,196
Interbank and money market items - net (assets)	84,182	2,318	86,500	-	86,500
Investments - net	109,042	23,084	132,126	-	132,126
Loans	581,123	489	581,612	-	581,612
Deposits	710,737	78	710,815	-	710,815
Interbank and money market items (liabilities)	10,828	-	10,828	-	10,828
Borrowings	12,000	8,251	20,251	-	20,251
Contingencies	498,834	4,826	503,660	(16,682)	486,978

(Million Baht)

	Consolidated				
	December 31, 2003				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	810,873	20,470	831,343	(10,012)	821,331
Interbank and money market items - net (assets)	99,088	5,834	104,922	-	104,922
Investments - net	121,417	13,837	135,254	-	135,254
Loans	547,151	767	547,918	-	547,918
Deposits	684,874	72	684,946	-	684,946
Interbank and money market items (liabilities)	7,101	-	7,101	-	7,101
Borrowings	51,967	7,874	59,841	-	59,841
Contingencies	444,163	21,841	466,004	(15,957)	450,047

(Million Baht)

	The Bank				
	September 30, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	810,948	26,050	836,998	(15,316)	821,682
Interbank and money market items - net (assets)	84,128	2,318	86,446	-	86,446
Investments - net	115,630	23,084	138,714	-	138,714
Loans	564,990	489	565,479	-	565,479
Deposits	711,347	78	711,425	-	711,425
Interbank and money market items (liabilities)	10,238	-	10,238	-	10,238
Borrowings	12,000	8,251	20,251	-	20,251
Contingencies	498,712	4,826	503,538	(16,682)	486,856

(Million Baht)

	The Bank				
	December 31, 2003				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	810,418	20,470	830,888	(10,012)	820,876
Interbank and money market items-net (assets)	98,810	5,834	104,644	-	104,644
Investments - net	126,927	13,838	140,765	-	140,765
Loans	529,323	767	530,090	-	530,090
Deposits	685,150	72	685,222	-	685,222
Interbank and money market items (liabilities)	6,896	-	6,896	-	6,896
Borrowings	51,967	7,874	59,841	-	59,841
Contingencies	444,111	21,841	465,952	(15,957)	449,995

2. Results of Operations Classified by Types of Business

(Million Baht)

Consolidated

For the Three-Month Period Ended September 30, 2004

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	8,112	162	8,274	(97)	8,177
Interest expense	1,562	269	1,831	(97)	1,734
Net income (expense) from interest and dividend	6,550	(107)	6,443	-	6,443
Non-interest income	2,464	179	2,643	-	2,643
Non-interest expense	5,657	15	5,672	-	5,672
Income before income tax	3,357	57	3,414	-	3,414

(Million Baht)

Consolidated

For the Three-Month Period Ended September 30, 2003

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	7,978	109	8,087	(43)	8,044
Interest expense	2,844	212	3,056	(43)	3,013
Net income (expense) from interest and dividend	5,134	(103)	5,031	-	5,031
Non-interest income	1,631	234	1,865	-	1,865
Non-interest expense	4,941	(1)	4,940	-	4,940
Income before income tax	1,824	132	1,956	-	1,956

(Million Baht)

The Bank

For the Three-Month Period Ended September 30, 2004

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	7,741	162	7,903	(97)	7,806
Interest expense	1,559	269	1,828	(97)	1,731
Net income (expense) from interest and dividend	6,182	(107)	6,075	-	6,075
Non-interest income	2,150	179	2,329	-	2,329
Non-interest expense	5,022	15	5,037	-	5,037
Income before income tax	3,310	57	3,367	-	3,367

(Million Baht)

	The Bank				
	For the Three-Month Period Ended September 30, 2003				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	7,472	109	7,581	(43)	7,538
Interest expense	2,840	212	3,052	(43)	3,009
Net income (expense) from interest and dividend	4,632	(103)	4,529	-	4,529
Non-interest income	1,539	234	1,773	-	1,773
Non-interest expense	4,394	(1)	4,393	-	4,393
Income before income tax	1,777	132	1,909	-	1,909

(Million Baht)

	Consolidated				
	For the Nine-Month Period Ended September 30, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	24,051	422	24,473	(239)	24,234
Interest expense	4,823	754	5,577	(239)	5,338
Net income (expense) from interest and dividend	19,228	(332)	18,896	-	18,896
Non-interest income	7,249	595	7,844	-	7,844
Non-interest expense	15,628	58	15,686	-	15,686
Income before income tax	10,849	205	11,054	-	11,054

(Million Baht)

	Consolidated				
	For the Nine-Month Period Ended September 30, 2003				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	24,432	426	24,858	(214)	24,644
Interest expense	9,804	733	10,537	(214)	10,323
Net income (expense) from interest and dividend	14,628	(307)	14,321	-	14,321
Non-interest income	10,673	990	11,663	-	11,663
Non-interest expense	13,070	64	13,134	-	13,134
Income before income tax	12,231	619	12,850	-	12,850

(Million Baht)

	The Bank				
	For the Nine-Month Period Ended September 30, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	22,929	422	23,351	(239)	23,112
Interest expense	4,818	754	5,572	(239)	5,333
Net income (expense) from interest and dividend	18,111	(332)	17,779	-	17,779
Non-interest income	7,028	595	7,623	-	7,623
Non-interest expense	14,425	58	14,483	-	14,483
Income before income tax	10,714	205	10,919	-	10,919

(Million Baht)

	The Bank				
	For the Nine-Month Period Ended September 30, 2003				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	23,199	426	23,625	(214)	23,411
Interest expense	9,785	733	10,518	(214)	10,304
Net income (expense) from interest and dividend	13,414	(307)	13,107	-	13,107
Non-interest income	11,347	990	12,337	-	12,337
Non-interest expense	12,612	64	12,676	-	12,676
Income before income tax	12,149	619	12,768	-	12,768

25. RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the three-month and nine-month periods ended September 30, 2003 have been reclassified to conform with the presentation in the financial statements for the three-month and the nine-month periods ended September 30, 2004.

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Management Discussion and Analysis (MD&A)

For the quarter ending September 30, 2004

Executive Summary for the Management Discussion and Analysis, for the Quarter ending September 30, 2004

During the third quarter of 2004, in the midst of various negative factors affecting domestic business activities, KASIKORNBANK managed to achieve consolidated net income totaling Baht 3,378 million, increasing by Baht 176 million over the second quarter. This was attributed to an increase in non-interest income of Baht 809 million, which helped offset an increase in the sum of bad debts and doubtful accounts and loss on debt restructuring totaling Baht 401 million, and a rise in non-interest expense of Baht 284 million.

As of September 30, 2004, the Bank's total consolidated assets increased by Baht 15,971 million over the second quarter, due mainly to increases in securities purchased under resale agreement and loans. At the same time, the Bank's consolidated loans were at Baht 581,612 million, rising by Baht 9,548 million, or 1.67 percent, over the second quarter. Meanwhile, non-performing loans of the Bank and its asset management companies accounted for 12.63 percent of total outstanding credit, including that of financial institutions, decreasing from 14.03 percent at the end of the second quarter. As for total consolidated liabilities, they rose by Baht 12,493 million, due to increased deposits and interbank and money market items. Total consolidated shareholders' equity also showed a quarter-on-quarter increase of Baht 3,478 million, following an increase in retained earnings. The capital adequacy ratio of the Bank and its AMCs equaled 13.51 percent, increasing over 12.65 percent at the end of the previous quarter. To promote greater flexibility of fund structure management and to provide more alternatives in investment for investors, in its meeting on October 28, 2004, the Board of Directors approved the issuance of Thai Baht-denominated short-term debentures with the amount up to Baht 50 billion, with maturity of less than or equal to 270 days. The debentures are to be name registered, unsecured, unsubordinated, unconvertible, and with or without debenture holder representatives.

In the matter of operations among the Business Groups, the Corporate Business Group managed to increase its domestic credit and letters of indemnity-borrowing, as well as trade finance over targets, which helped to consistently increase the Bank's fee-based income. At the same time, the Bank continued to expedite the development of new products and services using the latest technology, especially the 'E-Dividend' system for customers investing in the securities markets. The Bank also moved ahead with the role as an underwriter for debentures, through the process of securitization. For the Retail Business Group, strategies were fine-tuned to deal effectively with the changing business environment, including the offering of the 'Ruang Khao Income Fund 8' to increase investment choices for savings, as well as the offering of the 'KBANK Home Equity' mortgage plan. In credit card business, the Bank expanded the customer base through cooperative activities with leading business allies and the introduction of 'Bundled Products' to large-scale card accepting stores to further increase fee-based income. In another business group, the Treasury Group has prepared for the effects of the upward trend in short- and mid-term yields in fixed-income securities through the adjustment of the investment scale and maturity.

Following the above efforts, with the intent of developing and improving business operations within an environment of good corporate governance, the Bank was honored with several awards for our accomplishments. These awards included the "Bank of the Year 2004" award from the Money & Banking magazine, the "Best Bank in Thailand" award from the Finance Asia magazine, and the "Banker Awards 2004" from "The Banker" magazine for being the best bank in Thailand.

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Content

1. Overview

1.1 Economic Overview and Regulatory Changes

❑ An Overview of the Thai Economy in the Third Quarter of 2004

In the third quarter of 2004, the Thai economy managed to sustain growth close to that of the previous quarter -- despite being hit by a host of negative factors, including increases in the domestic prices of benzine, rising inflation, resurgence of the avian influenza, and continuing violence in the South. Although private consumption and investment have cooled as a result of these adverse developments, the economy has received support from the budget disbursements of the public sector ahead of the end of the fiscal year, while export performance was satisfactory. All in all, we expect Thai economic growth to ease to 6.0 percent over-year in the third quarter, down slightly from 6.3 percent in the second quarter. Inflation, on the other hand, edged up to 3.3 percent, from 2.6 percent in the previous quarter.

As for monetary developments, the Bank of Thailand's Monetary Policy Committee decided to raise its key 14-day repurchase rate from 1.25 percent to 1.50 percent in August. The rate increase was in line with rising inflationary pressure at home and the upward trend of the U.S. Fed Funds rate. After the rate increase in June, the U.S. Federal Reserve continued to raise its key policy rate in August and September at 1.75 percent, from 1.25 percent in June. Still, despite the rate hike by the Bank of Thailand, commercial bank liquidity remained ample, amid cooler spending by the private sector and continuing growth in deposits.

❑ Regulatory Changes

- **Permission for Commercial Banks to Invest in Collateralized Debt Obligations**

On August 25, 2004, the Bank of Thailand issued notification regarding permission for commercial banks to invest in collateralized debt obligations and published in the Government Gazette, General Edition No. 121, Special Section 94 quarter, dated August 27, 2004. The central intent of this notification is to permit commercial banks to invest in collateralized debt obligations (CDOs), which are debentures issued by special purpose entities for securitization that has underlying assets in various type of industries or different regions. The new rule permits investment in both domestic and foreign CDOs. However, any CDOs acquired must have an investment rating of at least 'Investment Grade', or the equivalent from a reputable investment rating agency recognized by the Securities and Exchange Commission (SEC), or otherwise internationally recognized, if the CDO is foreign in origin.

These new regulations are seen as beneficial to the Bank, as they broaden our scope of financial transactions and provide more alternatives in investment.

- **Definition of Characteristics for Promissory Notes Regarded as Securities**

From September 16, 2004 onwards, the SEC has enacted a set of characteristics for promissory notes regarded as securities, such as Bills of Exchange and Promissory Notes that have been issued to raise funds from general public sources for companies denoted as the issuers or drawers of the note, which was given to lenders or investors for the purpose of acknowledging legal rights defined therein. In this matter, commercial banks are thus permitted to act as an underwriter for the sales of promissory notes regarded as securities and newly issued short-term debentures through the SEC. In addition, banks are allowed to conduct transactions in such instruments in the secondary market per SEC's regulatory limitations.

These new regulations are seen as beneficial to the Bank, as they provide additional alternative transactions for which we may engage in.

1.2 Direction of Business Operations

The Bank has a clear policy of improving and fostering good corporate governance practices that are in line with those of the Bank of Thailand and the Stock Exchange of Thailand, as well as world-class standards. During 2004, to maximize management efficiency and effectiveness, the Bank conducted performance evaluations of the Board of Directors and three Sub-committees, consisting of the Audit Committee, the Corporate Governance Committee, and the Human Resources and Remuneration Committee. Employees have been instructed in good corporate governance concepts to foster better understanding and awareness of the Bank's Code of Business Conduct, while good corporate governance are being utilized. From the beginning of the third quarter, the Bank received several awards for good corporate governance from various institutions, both domestic and overseas, as follows:



1. "Best Bank in Thailand" award from the Finance Asia magazine, cited in July 2004 issue.
2. "Best Performance", "Best Corporate Governance Report", and "Best Investor Relations" awards at the "SET AWARDS 2004", held by the Stock Exchange of Thailand (SET) and Money and Banking magazine.
3. "Best Bank" award from the Euromoney magazine, announced in August 2004 issue.
4. "Operational Excellence in Retail Financial Services" award from the Asian Banker magazine, cited in August 2004 issue.
5. "The Banker Awards 2004" for being the best bank in Thailand from "The Banker" magazine, cited in September 2004 issue.
6. "Bank of the Year 2004" award from the Money and Banking magazine, announced in October 2004 issue.
7. "Thailand Corporate Excellence Awards 2003" for having excellent leadership vision and financial management, from the Thailand Management Association (TMA).
8. A citation plaque for cooperation in, and the support of, operations of the Anti-Money Laundering Office.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

Operating Performance

(Million Baht)

	Q3-2004	Q2-2004	Changes	Q3-2003	Changes
Income from interest and dividends	8,177	8,120	57	8,044	133
Interest expense	1,734	1,730	4	3,013	(1,279)
Net income from interest and dividends	6,443	6,390	53	5,031	1,412
Reversals on bad debts and doubtful accounts	(1,056)	(2,050)	994	(2,257)	1,201
Loss on debt restructuring	1,622	2,215	(593)	2,749	(1,127)
Normalized provisions	200	200	-	200	-
Non-interest income	2,643	1,834	809	1,866	777
Non-interest expense	4,906	4,622	284	4,249	657
Income tax expense	21	20	1	20	1
Minority interests in net income	(15)	(15)	-	(8)	(7)
Net Income	**3,378**	**3,202**	**176**	**1,928**	**1,450**

For the third quarter of 2004, the Bank's consolidated net income totaled Baht 3,378 million, increasing by Baht 176 million, or 5.50 percent, over the second quarter. This followed an increase in non-interest income of Baht 809 million, due mainly to a decrease in loss on reclassification of financial assets totaling Baht 371 million, as there were fewer transferals of restructured loans with fair value being less than cost value in the third quarter, compared to the second quarter. Also contributing to this quarter-on-quarter increase was an increase in gains on investments totaling Baht 340 million. These factors offset an increase in the sum of bad debts and doubtful accounts and loss on debt restructuring of Baht 401 million, and a rise in non-interest expense of Baht 284 million.

Compared to the third quarter of 2003, the Bank's consolidated net income increased by Baht 1,450 million, or 75.21 percent. This was largely attributed to a decrease in interest expense of Baht 1,279 million, resulting from the redemption of Subordinated Debentures Cum Preferred Shares No. 1 and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 on January 12, 2004. Further helping to raise the Bank's consolidated net income were increased income from interest and dividends totaling Baht 133 million, following loan expansion, and increased non-interest income of Baht 777 million, achieved mainly from gains on investments. At the same time, non-interest expense showed a rise of Baht 657 million.

- Net income from interest and dividends

For the third quarter of 2004, the Bank's consolidated net income from interest and dividends were Baht 6,443 million, increasing by Baht 53 million, or 0.83 percent, over the second quarter. This was due mainly to an increase in interest income from loan expansion.

Compared to the same period of last year, net interest and dividend income increased by Baht 1,412 million, or 28.07 percent. This was attributed to a decrease in interest expense of Baht 1,279 million, following the aforementioned redemption of debentures. Meanwhile, income from interest and dividends rose by Baht 133 million, resulting from increased interest income from loan expansion.

- Provisions for Allowance for Doubtful Accounts

From the third quarter of 2003 onward, the Bank has set aside an allowance for doubtful accounts on normal loans at 1 percent of the net increment of normal loans. As a result, in the third quarter of 2004, the Bank incurred loan loss expense due to an increase in normal loans equal to Baht 141 million, following an increase in normal loans of Baht 14,096 million over that of the end of the second quarter.

Regarding normalized provisions, the Bank has targeted normalized provisioning of 0.50 percent of total loans for both performing and non-performing loans. Normalized provisioning has been gradually accumulated on a quarterly basis starting from the second quarter of 2002. For the third quarter of 2004, the Bank set up normalized provisioning of Baht 200 million, resulting in an accumulated amount of Baht 2,200 million as of September 30, 2004.

- Non-interest Income

In the third quarter, the Bank's consolidated non-interest income was Baht 2,643 million, increasing by Baht 809 million, or 44.11 percent, over the second quarter. This was due largely to a decline in loss on reclassification of financial assets totaling Baht 371 million, following fewer transferals of restructured loans, of which the fair value was less than their cost value in the third quarter, compared to the second quarter. Further contributing to this quarter-on-quarter increase was a rise in gains on investments totaling Baht 340 million, due to increased value of investments in securities in one of the Bank's subsidiary companies. Fee and service income also showed an increase of Baht 89 million, achieved from letters of indemnity-borrowing, credit card business, and loan expansion.

Compared to the same period of last year, the Bank's consolidated non-interest income increased by Baht 777 million, or 41.64 percent. This was due mainly to an increase in gains on investments of Baht 501 million and a decline in loss on impairment of investments in receivables of a subsidiary company. Also helping to boost non-interest income was a decrease in loss on reclassification of financial assets totaling Baht 138 million, as there were fewer transferals of restructured loans.

- **Non-interest Expense**

The Bank's consolidated non-interest expense in the third quarter of 2004 was Baht 4,906 million, increasing by a total of Baht 284 million, or 6.14 percent, over the second quarter. This quarter-on-quarter increase was due to a rise in personnel expense of Baht 189 million, due mainly to provisions for bonus and staff retirement fund. Meanwhile, fee and service expense, tax and duties, and other operating expenses showed an increase of Baht 95 million.

In a year-on-year comparison, the Bank's consolidated non-interest expense in the third quarter rose by Baht 657 million, or 15.46 percent. This was due to an increase in personnel expense, following increased employment, in line with higher business transactions. Provisions for bonus and staff retirement fund also contributed to increased personnel expense. At the same time, other operating expenses and fee and service expense rose by Baht 141 million and 68 million, respectively, with the latter being primarily due to legal fees.

2.2 Financial Position Analysis

Financial Position

(Million Baht)

	Sep 30, 2004	Jun 30, 2004	Changes	Sep 30, 2003	Changes
Assets	**822,196**	**806,225**	**15,971**	**811,473**	**10,723**
Liabilities and Shareholders' Equity					
- Total liabilities	763,116	750,623	12,493	763,444	(328)
- Total shareholders' equity	59,080	55,602	3,478	48,029	11,051
Total Liabilities and Shareholders' Equity	822,196	806,225	15,971	811,473	10,723

- **Assets**

As of the end of the third quarter, the Bank's total consolidated assets were Baht 822,196 million, increasing by Baht 15,971 million, or 1.98 percent, over the second quarter. Compared to the same period of 2003, this amount was up by Baht 10,723 million, or 1.32 percent. The items having significant changes are as follows:

- Securities purchased under resale agreements, as of the end of September 2004, totaled Baht 19,200 million, increasing by Baht 15,312 million, or 393.83 percent, over the second quarter, due to the Bank's liquidity management.
- Loans, as of September 30, 2004, were at Baht 581,612 million, rising by Baht 9,548 million, or 1.67 percent, over the second quarter. The increase in loans was mostly attributed to increased medium corporate loans and retail business lending. However, loans of subsidiary companies decreased by Baht 3,047 million, as loan repayment exceeded new loans. Meanwhile, the Bank's total

consolidated write-offs of bad loans from debt restructuring and legal liquidations totaled Baht 4,587 million.

- Interbank and money market items, as of September 30, 2004, totaled Baht 86,500 million, decreasing by Baht 6,489 million, or 6.98 percent, from the end of the second quarter. This decline was due to the use of the Bank's due term-deposits abroad to invest in securities purchased under resale agreements with the BoT.
- Net investments, as of September 30, 2004, stood at Baht 132,126 million, decreasing by Baht 6,173 million, or 4.46 percent, from the second quarter, as the Bank decreased investments in securities and used funds to invest in securities purchased under resale agreements with the BoT.

❑ Liabilities and Shareholders' Equity

Total consolidated liabilities of the Bank, as of September 30, 2004, were Baht 763,116 million, increasing by Baht 12,493 million, or 1.66 percent, over the second quarter. However, compared to the same period of last year, this amount dropped by Baht 328 million, or 0.04 percent. Consolidated liabilities that changed significantly are as follows:

- Deposits, as of September 30, 2004, were Baht 710,815 million, rising by Baht 10,203 million, or 1.46 percent, over the second quarter. The increase in deposits was mainly in savings accounts, resulting in a change in the Bank's deposit structure. At the end of the third quarter, current and savings accounts accounted for 5.57 and 53.36 percent of the total deposits, respectively, increasing from 5.33 and 52.05 percent in the second quarter, respectively. Meanwhile, fixed accounts accounted for 41.07 percent of the total deposits, dropping from 42.62 percent in the second quarter.
- Total interbank and money market items, as of September 30, 2004, were at Baht 10,828 million, increasing by Baht 1,758 million, or 19.39 percent, over the second quarter, as the Bank carried out more financial instrument transactions.

To promote greater flexibility of fund structure management and to provide more alternatives in investment for the public and/or the Bank's depositors, in its meeting on October 28, 2004, the Board of Directors approved the issuance of Thai Baht-denominated short-term debentures with the amount up to Baht 50 billion, with maturity of less than or equal to 270 days. The debentures are to be name registered, unsecured, unsubordinated, unconvertible, and with or without debenture holder representatives.

As of September 30, 2004, total consolidated shareholders' equity was Baht 59,080 million, increasing by Baht 3,478 million, or 6.25 percent, over the second quarter. This was due to an increase in retained earnings of Baht 3,402 million, following the net profits in the third quarter. Compared to the same period of last year, this amount was up by Baht 11,051 million, or 23.01 percent, also due to increased net profits.

❑ Investments

The Bank and its subsidiaries' investments in securities consist of trading investments, available-for-sale investments, debt instruments held to maturity, and investments in subsidiaries and associated companies. A review of investments is

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carried out when there is a factor indicating that an investment might have become impaired. Investments in securities, classified by type of investments, as of the end of September 2004 are shown below:

(Million Baht)

Type of Investments	Sep 30, 2004	%	Jun 30, 2004	%	Sep 30, 2003	%
Debt Instruments	**125,961**	**95.33%**	**132,008**	**95.44%**	**143,245**	**94.09%**
Government and State Enterprise Securities						
• Trading Investments	4,373	3.31%	3,710	2.68%	4,791	3.15%
• Available-for-sale Investments	50,545	38.25%	54,798	39.62%	80,903	53.14%
• Held-to-maturity Investments	26,882	20.35%	29,144	21.07%	28,129	18.48%
Private Enterprise Debt Instruments						
• Trading Investments	-	-	-	-	169	0.11%
• Available-for-sale Investments	3,426	2.59%	3,698	2.67%	3,781	2.48%
• Held-to-maturity Investments	278	0.21%	342	0.25%	795	0.52%
Foreign Debt Instruments						
• Available-for-sale Investments	25,726	19.47%	25,920	18.74%	18,553	12.19%
• Held-to-maturity Investments	14,731	11.15%	14,396	10.41%	6,124	4.02%
Equity Securities	**6,165**	**4.67%**	**6,291**	**4.56%**	**8,853**	**5.91%**
Available-for-sale Investments	1,700	1.29%	1,447	1.05%	1,549	1.02%
General Investments	4,088	3.09%	4,503	3.26%	6,182	4.06%
Investments in Subsidiary and Associated Companies	377	0.29%	341	0.25%	1,272	0.83%
Total Investments – Net	**132,126**	**100.00%**	**138,299**	**100.00%**	**152,248**	**100.00%**

❑ Liquidity

Cash and cash equivalents, according to the Bank's consolidated financial statement at the end of September 2004 totaled Baht 9,857 million, decreasing by Baht 8,842 million from the end of 2003, due to the following activities:

- Net cash from operating activities totaled Baht 28,724 million, as a result of changes in key operating assets and liabilities. Interbank and money market items (on the asset side) decreased by Baht 18,423 million, while securities purchased under resale agreements declined by Baht 12,510 million. At the same time, loans and deposits showed increases of Baht 44,983 million and 25,870 million, respectively.
- Net cash from investment activities was Baht 2,213 million. This amount comprises cash received from the disposal of available-for-sale investments, totaling Baht 80,945 million, redemption of debt instruments held to maturity of Baht 13,631 million, cash payments for available-for-sale investments of Baht 71,701 million, and cash payments for debt instruments held to maturity of Baht 20,024 million.
- Net cash used in financial activities totaled Baht 39,779 million.

❑ Capital Expenditures

In the third quarter of 2004, the Bank's capital expenditures were primarily for information technology (IT), totaling Baht 194 million. Other capital expenditures of

Baht 62 million were also made to enhance service efficiency.

2.3 Capital Requirements and Credit Ratings

❑ Capital Funds

As of September 30, 2004, the Bank and its subsidiaries had a capital base of Baht 79,593 million, comprising Tier-1 capital totaling Baht 48,810 million, and Tier-2 capital totaling Baht 30,783 million. The capital adequacy ratio of the Bank and its asset management companies, Phethai and Ploy AMCs, equaled 13.51 percent, significantly above the Bank of Thailand's minimum requirement of 8.50 percent. Details of the capital adequacy ratio of the Bank and its AMCs follow:

Capital Adequacy Ratios*

	Sep 30, 2004	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003
Tier-1 Capital	8.29%**	7.23%	6.81%	10.46%	10.73%
Tier-2 Capital	5.23%	5.41%	5.30%	7.02%	4.92%
Total Capital Requirements	**13.51%****	**12.65%**	**12.11%**	**17.48%**	**15.64%**

Note: * These ratios do not include the net profits of each accounting period. According to BoT regulations, the first period's net profits shall be included in capital, after approval by the Bank's Board of Directors. The second period's net profits shall be included in capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

** Not including the third quarter's net profits, as of September 30, 2004. Should the third quarter's net profits, as of September 30, 2004, be included, the capital adequacy ratio of Tier-1 capital and of total capital requirements would be equal to 8.86 percent and 14.09 percent, respectively.

❑ Credit Ratings

At the end of September 2004, the Bank's credit rating given by Moody's Investors Services, Standard & Poor's, and Fitch Ratings remained unchanged from the end of June 2004[1].

[1] The details of credit ratings can be obtained from the MD&A report for the quarter ending June 30, 2004.

3. Operations of Business Groups

3.1 Corporate Business Group

Changes in Operating Environment

During the third quarter of 2004, the Minimum Lending Rate of commercial banks remained unchanged from the level at the beginning of the year, due to the high level of excess liquidity. Meanwhile, yields in the debt market started to rise along with the interest rate direction in the U.S., resulting in increased large corporate businesses' demand for long-term fixed-interest loans from commercial banks. The overall direction of business at commercial banks has been largely characterized by competition between banks for quality customers through the offering of newly developed products to meet with demand in various customer segments, and through efficient proactive marketing strategies.

Business Operations in the Third Quarter

The Bank has made operational progress in various programs for customers and in products, as follows:

- **Customer Segment**

In the multi-corporate banking segment, despite external volatility and high competition, the Bank managed to maintain a high level of credit extension exceeding targets, especially in loans to large state enterprises and large corporate businesses. Also, higher fee-based income was derived from financial advisory services for fund raising, cash management services, and letters of indemnity-borrowing, as well as an increase in trade finance transactions. For the corporate banking segment, fee-based income increased, while interest income exceeded targets, due mainly to continuous loan expansion, especially in trade finance. At the same time, trade finance products, letters of indemnity-borrowing, foreign exchange, and cash management also performed well, as the Bank gained new customers in various industries. For the business banking segment, the Bank was able to maintain existing customers, especially those having constant growth and sound credit records, through the arrangement of various seminars for SME businesspeople. As for credit extension, results have met with targets, while focus continued to be placed upon increased fee-based income, especially in trade finance and cash management services. The Bank continued to improve credit approval process for SME customers, while fostering good relationships with targeted customers.

- **Product Group**

- **Domestic Credit Products and Letters of Indemnity-Borrowing**

Despite the fact that credit extension exceeded targets in the third quarter, the Bank continued to develop credit products to enhance our competitiveness. New products for foreign trade were rolled-out, aimed at facilitating small to large businesses in imports and exports. In addition, new products for distributors of industrial equipment are being developed, and in the fourth quarter of 2004, these products will be introduced to a specific customer group, and also to other potential customers at later stages. As for internal development, credit approval process was

improved to expedite loan processing and facilitate follow-up, especially in operational approval processes.

- **Trade Finance**

For the third quarter, the Bank's trade finance was well above-target, while an increase in fee-based income was on-target. This was due to increases in imports and exports exceeding expectations, especially those of the electronics, auto parts and construction material industries where the Bank already has a secure customer base. This allowed the Bank to gain new customers accounting for 10.00 percent of existing customer base.

- **Corporate Finance**

The Bank enjoys the trust and faith of leading Thai businesses in acting as an underwriter of their debentures, and has been successful in the offering of new products, such as instruments created under the Securitization Act of B.E.2540 (1997 A.D.), wherein legal rights as found in hire purchase agreements have been allowed to be converted into securities, as part of the Bank's plans to increase choices for investors. In this regard, in 2004, the Bank has become the largest underwriter, in terms of market shares, in the debenture market for both private and public sector (as surveyed by Bloomberg). The Bank is also in the process of developing other new products to better serve issuers and investors' needs, such as Structured Finance products and debentures-cum-derivatives.

- **Foreign Exchange Service**

Foreign exchange in the third quarter exhibited high volatility. In any case, the Bank continued to receive high regard as a financial advisor, increasingly performing a role in foreign exchange and interest rate risk management for customers. In this role, the Bank provided information regarding risk management through the use of derivatives. Aside from this, an aggressive stance was taken in supporting the development of the money market in accordance with the Bank of Thailand's policies. The Bank also increased investment choices for investors through such instruments as Index Linked Notes for institutional investors, i.e., notes with returns linked with assets, securities, or indices, such as the SET-50, foreign exchange, and interest rates, where the principal has been guaranteed on matured instruments.

- **Cash Management**

Amid increased competition and an aggressive business environment, the Bank continued to develop products and services, while focusing on maintaining existing customers and gaining new customers. Products were improved by using the latest technology, such as "E-Dividend", wherein investors in securities are able to receive dividend payments through electronic media instead of the existing system of sending dividend checks. Aside from this, the Bank continued to place importance in development of human resources in providing these services, and upon improving their selling skills. Efforts have been made to improve after-sales service efficiency to make it more convenient and faster. As for the strategy to gain new customers, the Bank focused on SME customers, while aimed at increasing customer use of the Bank's products and services.

- **Securities Services**

In the third quarter of 2004, the Bank, through the process of securitization, undertook hire purchase agreements for motor vehicles for the first time in Thai history. This form of transaction offers unsubordinated debentures with principal repayment being amortized with cash flow under the hire purchase agreements, thereby providing a new alternative to reduce financing costs for businesses and opening new opportunities for investors. Also, the Bank has broadened the bounds of its services in various aspects related to the above, such as debenture holder agents, debt collection agents, project managers, and registrars for debentures, all of which help increase the Bank's fee-based income. In securities business, long-term mutual funds seem to have a promising future, due to the government's tax incentives for capital market development announced in the second quarter of 2004. These tax incentives offer advantages to individual taxpayers investing in the Long-Term Equity Fund (LTF), thereby benefiting the Bank's business related to the mutual fund areas, such as custodial and registrar services. The Bank continued to employ proactive strategies and focused on expanding services to the LTF, which will help enlarge the customer base and increase fee-based income.

❑ Business Banking Center : BBC

To enhance services provided by Business Banking Centers, the Bank planned to expand the scope of trade finance service, in addition to providing loan facilities, the introduction of more products, and the promotion of better bank-customer relationships. At the end of the first period of 2004, 20 Centers were opened in Bangkok and the Metropolitan Region, 6 Centers upcountry, making for a total of 26 Centers nationwide.

3.2 Retail Business Group

❑ Changes in Operating Environment

In the third quarter of 2004, the equity and debt markets remained volatile, despite buying interest from foreign investors in the latter part of the quarter. However, the public sector's tax incentives for taxpayers investing in mutual funds had the effect enlivening the market for Long-Term Mutual Funds (LTF) with many funds beginning to compete through marketing campaigns.

For retail business lending, competition between commercial banks intensified, especially between large banks for the SME loan market, mainly through the use of competitive loan rates and increased credit limits, as well as improved overall customer services, development of marketing databases and updated IT-related services. For credit card business, consumer spending through credit cards became more circumspect as a result of rising fuel prices, causing increases in consumer spending through credit cards to slow. In any case, card-issuing institutions, both existing and new ones, continued their competitive stances to enlarge customer bases largely through marketing inducements such as offers of special privileges, which became commonplace. Along with this, they prepared themselves for the introduction of 'chip cards' per the initiatives of Visa International and MasterCard International. In addition, card-issuing institutions worked on improving their images, especially in concert with business allies through marketing campaigns offering discounts and special privileges.

To increase shares of card accepting stores, the Bank increased rentals of electronic data capture (EDC) machines to install at targeted stores, especially small

and medium sized ones. Meanwhile, the price war continues to be the strategy of choice between card-issuing banks, both large and small, to maintain the revenue and market shares.

Business Operations in the Third Quarter

In cooperation with KASIKORN Asset Management Co., Ltd., the Bank has begun a public relations campaign to introduce LTFs, and has introduced new open-ended mutual fund products to increase alternative savings choices for consumers, as well as increase fee income for the Bank. In the third quarter, the Bank offered an open-ended flexible portfolio funds, focusing on investment in debt instruments, the Ruang Khao Income 8 Fund, to customers.

In Bancassurance activities, the number of life insurance agents were increased through numerous orientation seminars and the holding of requisite licensing exams for life insurance agents for the Bank's staff to ensure continuing fluidity in the Bank's insurance business.

Aside from the above, the Bank continued to support and develop its various products throughout the third quarter.

- **Retail Business Lending**

An analysis has been performed on customer profiles, and a product program developed has been instituted with credit structures defined for each customer segment. A "Minishop Financing" model has been introduced for small businesses whose transactions are not normally channeled through banks. A credit and finance plan for the mould and die making industry has been introduced, and the Bank has set up booths at various promotional functions and held seminars for business customers, as well as offering numerous credit products during such campaigns. To improve credit efficiency, credit approval process was monitored and analyzed, while new cash-flow analysis tools that are tailored to the characteristics of customers were developed to standardize the credit approval process. New basic credit tools help credit sales personnel to quickly analyze the credit standing of customers, and thus increase the quality of credit service channels, allowing customers to access credit-related data and speeding up approval times for customers. These efforts led the Bank to achieve loan expansion above-target.

- **Consumer Loans**

In terms of housing loans, during the third quarter, the Bank continued to focus on the setting up of booths at exhibitions as its primary form marketing promotion, which has been well-received. Aside from this, special interest rates are being offered to credit applicants through all of the Bank's sales channels. At the same time, the Bank continues to offer the KBANK Home Equity loan product to potential customers, as well.

- **Credit Cards**

The Bank continues to expedite the expansion of its credit card customer base in cooperation with business allies, especially the VISA card program in cooperation with the Confederation of St. Gabriel's Foundation of Thailand Alumni Association in cooperation with the Salesian Families of Thailand ("CGA/SFT"). Along with the many privileges afforded by these cards, the Bank offered installment payment facilities through the Bank's credit cards, or the "KBANK Smart Pay" program. Also,

the Bank increased security and convenience in using the Bank's VISA cards for purchase of goods and services online through the Internet, in preparation for a full line of e-Services and e-Commerce, the changes of which have been found fully in compliance with their strict security standards by VISA International.

To promote individual card spending through the "KBANK Special" program, the Bank, in cooperation with leading merchant business allies, offered discounts and special privileges to KBANK card members. As for the competition to increase our share of card accepting stores, the Bank, in cooperation with the Corporate Business Group and business allies, offered 'Bundled Products' to large-scale stores. This brought greater satisfaction to our customers and helped increase the Bank's card accepting stores, leading to increased fee-based income. The Bank is proceeding with the m-Commerce program to increase card transactions using SMS services, while wireless EDC terminals were improved to promote greater convenience in the use of cards at many participating merchant facilities.

- **Internet Banking**

As of the end of September 2004, use of e-Internet Banking services increased 14.07 percent over the previous quarter, and the number of transactions recorded for Internet Banking increased 20.41 percent over the previous quarter, as well. The Bank intends to improve the online statement from an abbreviated format to one with a full-text format in its stead, in order to assure users of correct interpretation of its data output. In e-Commerce and m-Commerce, toward the end of the third quarter, the Bank began offering "Verified by VISA" online services to improve safety and security to customers and merchants in performing e-Commerce and m-Commerce transactions in accordance with VISA International's policies.

As for e-Cash Deposit services, by the end of 2004, there should be another 12 machines available with the system, and there should another 200 e-ATM machines installed by December. Further, the Bank has been developing its KBANK e-Phone service by increasing the number of telephone lines for incoming calls, and changing the order of service response in the system according to product type, which will improve service to customers, making it faster and more convenient.

3.3 Treasury Group

❑ **Changes in Operating Environment**

After its first interest rate hike at the end of the second quarter, the U.S. Federal Reserve raised its key interest rate, the Fed Funds rate, twice during the third quarter, with a 0.25 percent per increase on each occasion. At the same time, the Bank of Thailand increased its key 14-day repurchase rate by 0.25 percentage point on August 25, 2004. This resulted in an upward trend in the short- and mid-term yields in fixed-income securities. However, long-term yields declined, following a drop in long-term U.S. bond yields, as disappointing data on the U.S. economy caused some worry and raised doubts on the U.S. interest rate outlook. At the same time, liquidity in the Thai commercial banking system remained high, despite the issuance of government bonds during fiscal year 2004 amounting to around Baht 90,000 million.

❑ **Business Operations in the Third Quarter**

Despite an upward trend in short- and mid-term yields in fixed-income securities during the third quarter, the Bank has prepared for the effects of this trend through the adjustment of the investment scale and maturity to the changing market situation. The

Bank also maintained the strategy of not increasing our exposure in such instruments, and thus ameliorating any increased risk.

❑ Financial Position and Operating Performance

As of September 30, 2004, total investments of the Treasury Group were Baht 224,234 million, increasing by Baht 222,173 million, or 0.92 percent, over the second quarter. Investments in the money market accounted for 44.24 percent of the total investments, while investments in the capital market accounted for the remaining 55.76 percent.

Treasury Group's income

(Million Baht)

Type of Transaction	Percent of total TG's income	Q3-2004	Q2-2004	Changes during Q2-04 to Q3-04	
				Million Baht	Percentage change
Interest and Dividend Income					
Interbank and money market items	24.62%	326	415	(89)	(21.45%)
Investments	66.47%	880	979	(99)	(10.11%)
Non-interest Income					
Gains on investments	(2.64%)	(35)	(152)	117	76.97%
Gains on exchange	10.35%	137	173	(36)	(20.81%)
Others	1.20%	16	82	(66)	(80.49%)
Total	100.00%	1,324	1,497	(173)	(11.56%)

Note: The figures above are managerial figures.

For the third quarter of 2004, the Group had total income of Baht 1,324 million, declining by Baht 173 million, or 11.56 percent, from the second quarter. This was attributed to a decrease in interest and dividend income of Baht 188 million, due to a downward trend in the Bank's liquidity. This offset an increase in non-interest income of Baht 15 million, following a decline in loss on investments.

4. Risk Management and Risk Factors[2]

4.1 Credit Risk Management

To standardize and increase the efficiency of credit operations, during the third quarter, the Bank continued to improve credit training program to enhance credit skills of staff related to the Retail Business Group, while preparing for carry out Credit Transformation (CT) on regional branches.

The Bank also followed up and monitored the efficiency of other credit operations, especially those of the Corporate Business Group, whose-product process and policies were improved to keep up with changing business environment. Intercommunication among staff was encouraged to foster a common credit language.

Details about the Bank's risk management in the third quarter of 2004 are as follows:

- **Outstanding Loans**

As of September 30, 2004, the Bank's consolidated outstanding loans stood at Baht 581,612 million, increasing by 1.67 percent over Baht 572,063 million as of June 30, 2004. The amount rose by 6.15 percent over Baht 547,918 million at the end of 2003.

At the end of September 2004, 56.10 percent of the Bank's outstanding loans to customers were loans not exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai and Ploy Asset Management Companies and KASIKORN Factoring, which are wholly-owned subsidiaries, accounted for Baht 45,287 million, or 8.01 percent of the Bank's total loan portfolio. Classified by customer type, juristic persons accounted for 334,800 million, or 59.21 percent of outstanding loans, while individual borrowings accounted for the remaining 40.79 percent. In terms of maturity, credit aging less than or equal to 1 year accounted for 66.39 percent of the Bank's total loans.

[2] The details of the overall Risk Management framework, Risk Management Principles, Market Risk Management, Liquidity Risk Management, Operational Risk Management, the Performance Evaluation in the form of Risk-adjusted Return on Capital (RAROC), and Economic Profit for shareholders can be obtained from notes to financial statements for the period ending June 30, 2004 and the MD&A report for the year ended December 31, 2003.

The Bank's Consolidated Lending Portfolio - Profile



Less than 20 MB
Over 20 MB
Credit Amount
As of September 30, 2004
43.90
56.10
As of June 30, 2004
53.99
46.01
As of December 31, 2003
52.65
47.35
Juristic Persons
Individual Borrowings
Type of Customer
As of September 30, 2004
59.21
40.79
As of June 30, 2004
58.97
41.03
As of December 31, 2003
57.18
42.82
Less than 1 Year
Over 1 Year
Credit Maturity
As of September 30, 2004
66.39
33.61
As of June 30, 2004
64.70
35.30
As of December 31, 2003
68.36
31.64
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of September 2004 and the end of 2003, were as follows:

The Bank's Consolidated Lending Portfolio (including Accrued Interest Receivables)



As of September 30, 2004
Others 8.96 %
Agricultural & Mining 3.17 %
Housing Loan 10.56 %
Utilities & Services 10.61 %
Real Estate & Construction 7.22 %
Manufacturing & Commerce 59.48 %
As of December 31, 2003
Others 8.03 %
Agricultural & Mining 3.48 %
Housing Loan 10.83 %
Utilities & Services 11.40 %
Real Estate & Construction 7.39 %
Manufacturing & Commerce 58.87 %

The Bank reviews loan portfolios on a monthly basis, in terms of growth and quality compared to those of competitors and the Bank's past performance. The focus was on matters such as industry concentrations, the current situation in each industry group, credit exposure by product type, credit risk rating migration, and collateral.

- **Non-performing Loans**

As of September 30, 2004, NPLs of the Bank and its AMCs (using the BoT's new definition per their directive, dated January 16, 2003) stood at Baht 73,400 million, equal to 12.63 percent of the total outstanding credit, including that of financial institutions. For Bank-only NPLs, the amount totaled Baht 55,324 million, accounting for 9.75 percent of the total outstanding credit, including that of financial institutions. Bank and its AMCs and Bank-only NPLs both showed decreases from those at the end of June 2004 and the same period of last year. NPL figures over the past five quarters are shown in the table below.

(Million Baht)

Quarter ended	Sep 30, 2004	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003
The Bank and its AMCs' NPLs at end of the quarter	73,400	80,204	87,678	92,319	107,487
Percentage of total outstanding credit, including that of financial institutions	12.63%	14.03%	15.88%	16.85%	20.18%
The Bank's NPLs at end of the quarter	55,324	58,957	64,744	68,316	79,495
Percentage of total outstanding credit, including that of financial institutions	9.75%	10.60%	12.06%	12.84%	15.65%

In the third quarter of 2004, the Bank and its AMCs entered into debt restructuring agreements with borrowers with pre-written-off outstanding credit totaling Baht 9,878 million. Meanwhile, Bank-only pre-written-off outstanding credit amounted to Baht 7,303 million. The details of debt restructuring and losses from debt restructuring in the past five quarters are shown in the following table.

(Million Baht)

Quarter ended	Sep 30, 2004	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003
Debt restructuring of the Bank and its AMCs	9,878	14,680	21,459	21,696	14,604
Losses from debt restructuring	1,623	2,747	2,255	4,342	2,617
Debt restructuring of the Bank	7,303	11,932	12,496	13,317	12,367
Losses from debt restructuring	990	2,201	1,540	3,408	1,932

- **Allowance for Doubtful Accounts**

To improve regulations on provisioning, on August 26, 2004, the Bank of Thailand issued a notification regarding worthless or irrecoverable assets and doubtful assets that may be worthless or irrecoverable at commercial banks. The notification repeals regulations on collateral valuation and appraisal that are used in the calculation of allowances for doubtful accounts. It also amends regulations on provisioning for assets classified as doubtful of loss that commercial banks have not undertaken debt restructuring on, or filed legal action against the debtors by instructing commercial banks to increase their provisions for the outstanding balances, net of provisions already set. The notification will be effective for the accounting period ending December 31, 2004. However, the Bank does not anticipate that any additional provisioning will be required.

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As of September 30, 2004, allowances for doubtful accounts of the Bank and its AMCs totaled Baht 59,727 million. This amount was equivalent to 137.99 percent of the level required by the BoT and accounted for 10.28 percent of total outstanding credit, including that of financial institutions. The percentage of allowances for doubtful accounts to outstanding NPLs was 81.37 percent. For Bank-only allowances for doubtful accounts, the amount stood at Baht 43,895 million, which was equivalent to 140.67 percent of the level required by the BoT, while accounting for 7.74 percent of total outstanding credit, including that of financial institutions. The percentage of Bank-only allowances for doubtful accounts to outstanding NPLs was 79.34 percent. Current allowances, both consolidated and Bank-only, are believed to be adequate to absorb estimated and potential losses from debt restructuring, relapses in performing restructured loans, depreciation in collateral value, and potential loss sharing in debt restructured accounts, which have been transferred to the Thai Asset Management Corporation. The details of allowances for doubtful accounts over the past five quarters are shown in the table below.

(Million Baht)

Quarter ended	Sep 30, 2004	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003
Allowance for doubtful accounts of the Bank and its AMCs	59,727	63,398	65,126	68,058	71,537
Allowance as percentage of total outstanding credit, including that of financial institutions	10.28%	11.09%	11.80%	12.42%	13.43%
Allowance as percentage of NPLs	81.37%	79.05%	74.28%	73.72%	66.55%
Bank-only allowance for doubtful accounts	43,895	46,143	47,712	49,915	51,924
Bank-only allowance as percentage of total outstanding credit, including that of financial institutions	7.74%	8.29%	8.89%	9.38%	10.23%
Bank-only allowance as percentage of NPLs	79.34%	78.27%	73.69%	73.06%	65.32%

- **Foreclosed Properties**

As of September 30, 2004, the Bank's consolidated foreclosed properties had a book value of Baht 20,084 million, accounting for 2.44 percent of total assets. At the same time, Bank-only foreclosed properties had a book value totaling Baht 15,566 million, accounting for 1.89 percent of total assets. Consolidated and Bank-only foreclosed properties both increased slightly over the previous quarter and the same period in the previous year. The details of foreclosed properties and the associated allowances over the past five quarters are shown below.

(Million Baht)

Quarter ended	Sep 30, 2004	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003
Consolidated foreclosed properties at end of the quarter	20,084	19,186	18,794	18,234	19,179
Percent of total assets	2.44%	2.38%	2.34%	2.22%	2.36%
Allowances for impairment of consolidated foreclosed properties	3,640	3,611	3,677	3,717	4,032
Percent of consolidated foreclosed properties	18.12%	18.82%	19.56%	20.38%	21.02%
Consolidated foreclosed properties sold	649	585	649	2,050	1,221
Gains (losses) from sales of consolidated foreclosed properties	106	(28)	(39)	(137)	(45)
Percent of consolidated foreclosed properties sold	16.33%	(4.79%)	(6.01%)	(6.68%)	(3.69%)
Bank-only foreclosed properties at end of the quarter	15,566	15,114	14,840	14,201	15,151
Percent of total assets	1.89%	1.88%	1.85%	1.73%	1.87%
Allowances for impairment of Bank-only foreclosed properties	3,234	3,253	3,336	3,341	3,622
Percent of Bank-only foreclosed properties	20.78%	21.52%	22.48%	23.53%	23.91%
Bank-only foreclosed properties sold	587	533	403	1,500	749
Gains (losses) from sales of Bank-only foreclosed properties	92	(37)	2	(172)	(113)
Percent of Bank-only foreclosed properties sold	15.67%	(6.94%)	0.50%	(11.47%)	(15.09%)

As of September 30, 2004, consolidated allowances for impairment of foreclosed properties stood at Baht 3,640 million, accounting for 18.12 percent of the book value of foreclosed properties. As for Bank-only figures, allowances for impairment of foreclosed properties were at Baht 3,234 million, accounting for 20.78 percent of the book value of foreclosed properties. Current allowances, both consolidated and Bank-only, are believed to be sufficient to cover holding, maintenance and disposal expenses, and losses on the liquidation of foreclosed properties. During the third quarter of 2004, consolidated foreclosed properties sold totaled Baht 649 million, gaining Baht 106 million, or 16.33 percent of their book value. Meanwhile, Bank-only foreclosed properties sold amounted to Baht 587 million, gaining Baht 92 million, or 15.67 percent of their book value.

- **Phethai Asset Management Company Limited, and Ploy Asset Management Company Limited**

As of September 30, 2004, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 41,937 million, or 64.76 percent of the total initial unpaid principal balance, with an expected recovery rate of 55.92 percent. Ploy AMC had resolved and/or restructured NPLs totaling Baht 30,166 million, or 73.23 percent of the total initial unpaid principal balance, with an expected recovery rate of 76.68 percent. The details of the NPL resolving and/or restructuring in the past five quarters are shown in the table below.

(Million Baht)

Quarter ended	Sep 30, 2004	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	41,937	37,412	35,708	35,321	31,109
Percent of the total initial unpaid principal balance	64.76%	57.77%	55.14%	54.55%	48.04%
Ploy Asset Management Company Limited					
Cumulative loans resolved/restructured	30,166	29,830	28,413	29,238	28,109
Percent of the total initial unpaid principal balance	73.23%	72.42%	68.98%	70.98%	68.24%

4.2 Other Risk Factors

- **Risks from Guarantees and Avals**

Certain transactions with customers are in the form of guarantees on borrowing or performance, letters of credit, or avals on notes. Such transactions are considered as credit loans, which require submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as those used for the Bank's normal credit approval process. At the end of September 2004, the Bank's contingent obligations were Baht 51,150 million, compared to Baht 45,541 million at the end of December 2003.

- **Risks Incurred from Contractual Obligations of Derivative Instruments**

The Bank conducts various derivative transactions as a tool for risk hedging, including exchange rate, interest rate, and the Bank's securities price risks. The Bank also provides derivative instrument trading services to customers and business allies to increase our fee-based income. As of September 30, 2004, the Bank had foreign exchange contracts on the purchase side of Baht 58,594 million, with Baht 199,072 million on the sales side, compared to Baht 53,309 million and 191,447 million at the end of December 2003, respectively. In addition, the Bank had interest rate contracts on the purchase side of Baht 28,497 million and Baht 29,138 million on the sales side, compared to Baht 23,743 million and 25,526 million at the end of December 2003, respectively.

- **Risks Related to Capital Adequacy**

As of September 30, 2004, the Bank's capital adequacy ratio, including the risk assets of Phethai and Ploy AMCs, was at 13.51 percent, which is significantly above the BoT minimum requirement of 8.50 percent. The Bank monitors capital closely, as it fluctuates with the Bank's operations.

5. Functional Groups

For greater efficiency within core business groups, during the third quarter of 2004, several development projects relating to such systems as human resources, operational infrastructure and information technology were implemented.

- **Building an Effective, Performance-Based Organization**

In the third quarter of 2004, the Bank continued with the implementation of the Performance Reward Opportunity (PRO) project and monitored the results closely.

Besides this, the Bank has continued its efforts in the following ongoing projects:

- **Performance Management**

To enhance quality in the setting of standard targets for each job, the Bank established a team with regional representatives, branch staff representatives for each job, and labor union representatives. In addition, to improve employee performance evaluations, evaluation criteria were established and goal setting of staff participating in the Bank's strategic projects was monitored. Meanwhile, an evaluation scheme for staff during probation was improved to comply with the Bank's current operation management practices. The Bank also specified skills that are crucial for branding in each job, with skills for heads of departments having been specified, while those for other jobs are in the process of drafting. The Competency Gap Analysis was developed to provide information for personnel management in the future.

- **Rewards**

The Employee Recognition Program has been implemented to set a model of performing employees and encourage staff to perform in line with the Bank's expectations. During December to March of each year, awards will be given to staff with best performance, best leadership, best operation, and best service.

- **Credit Services Unit & Centralized Lending Services Project (CSU/CLS)**

During the third quarter, the Bank entered into the third phase of the Document & Collateral Control System (DOS) project. This project allows staff, especially relationship managers, staff of the Risk Asset Review Department and the Internal Audit Department, to borrow and return contracts and collateral documents stored in the system in forms of computerized image files, instead of accessing them in forms of original paper documents. This project will help expedite operations and reduce risk of losing documents, and is expected to be completed by the first quarter of 2005.

To support the Restructured Account Administration Policy and Process (RAPP), the Bank was in the first phase of developing the repayment allocation system that is in compliance with the Debt Restructuring System (DRS). This will help increase the accuracy of repayments and recording, which will result in shorter monitoring time and greater efficiency in examining debt repayment histories of restructured debtors. The DRS is expected to be operational by the second quarter of 2005.

- **IT Security Policy and Implementation**

In order to safeguard the confidential information of our customers, the Bank continued to implement the IT Security Policy and IT Implementation Project. During the third quarter of 2004, the Bank and IBMSD Co., Ltd. reviewed security policy and

practices, consisting of one set of policies and 23 appended practices, to be used in operations where two new systems were added. Also, all computers were upgraded and reconfigured for virus protection and to allow the system to be able to trace the spread of viruses in operational systems. The Bank was in the process of selecting an external consultant for designing and installing secure communication system. In addition, work on secure infrastructure proceeds, with a consulting provider being selected.

❑ IT Outsourcing

The Bank and IBM (Thailand) Co., Ltd. continued to improve the efficiency of IT outsourcing under the Transformation Plan. During the third quarter, improvements in the IP Network and the Electronic Data Capture system for all branches in Bangkok were completed. Meanwhile, work on the ATM Network in Bangkok has been 50 percent completed. For the Disaster Discovery Plan, the back-up systems of the ATM and credit card systems have been tested and the results were satisfactory.

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

The Bank's investments in subsidiary and associated companies as of September 30, 2004 are listed in the table below.

Details of Investments

Company Name	Place	Type of Business	No. of shares issued	No of Shares Held	Percentage Held (%)	Type of Shares	2004 First Nine Months Operating Performance (Baht)
Investment in Asset Management Company							
1. Phethai Asset Management Co.,Ltd. (Formerly Thonburi Asset Management Co., Ltd.) Tel. 0-2694-5000 Fax. 0-2694-5202	Bangkok	Services	800,000,000	799,999,993	99.99	Ordinary	202,816,513
2. Ploy Asset Management Co.,Ltd. (Formerly Chanthaburi Asset Management Co.,Ltd.) Tel. 0-2693-2020 Fax. 0-2693-2525	Bangkok	Services	500,000,000	499,999,993	99.99	Ordinary	(399,789,914)
Investment in Subsidiary and Associated Companies							
1. Kanpai Co.,Ltd. Tel. 0-2270-1261 Fax. 0-2270-1262	Bangkok	Services	200,000	199,993	99.99	Ordinary	16,150,571
2. Progress Plus Co.,Ltd. Tel. 0-2270-1272 Fax. 0-2270-1273	Bangkok	Services	230,000	229,993	99.99	Ordinary	11,816,440
3. Kasikorn Factoring Co.,Ltd. (Formerly Thai Farmers Heller Factoring Co.,Ltd.) Tel. 0-2290-2900 Fax. 0-2275-5165	Bangkok	Factoring	1,600,000	1,599,994	99.99	Ordinary	54,272,137
4. Progress Land and Buildings Co.,Ltd. Tel. 0-2273-3884 Fax. 0-2273-3883	Bangkok	Real Estate Development	20,000,000	19,999,992	99.99	Ordinary	18,539,775
5. Kasikorn Research Center Co.,Ltd. (Formerly Thai Farmers Research Center Co.,Ltd.) Tel. 0-2273-1874 Fax. 0-2270-1569	Bangkok	Services	100,000	99,993	99.99	Ordinary	(298,473)
6. Progress Facilities Management Co.,Ltd. Tel. 0-2273-3289-91 Fsx. 0-2273-3292	Bangkok	Services	50,000	49,993	99.99	Ordinary	3,314,623
7. Progress Management Co.,Ltd. Tel. 0-2273-3880-2 Fax. 0-2273-3883	Bangkok	Services	60,000	59,993	99.99	Ordinary	1,794,158
8. Progress Storage Co.,Ltd. Tel. 0-2273-3833 Fax. 0-2271-4784	Bangkok	Services	30,000	29,993	99.98	Ordinary	5,860,868
9. Progress Service Co.,Ltd. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	19,993	99.97	Ordinary	7,365,362
10. Progress Appraisal Co.,Ltd. Tel. 0-2273-3654-6 Fax. 0-2270-1051	Bangkok	Services	5,000	4,992	99.84	Ordinary	14,282,798
11. Progress Software Co.,Ltd. Tel. 0-2273-3829-30 Fax. 0-2270-1197	Bangkok	Services	100,000	90,000	90.00	Ordinary	1,786,220
12. Kasikorn Asset Management Co.,Ltd. (Formerly Thai Farmers Asset Management Co, Ltd)	Bangkok	Mutual Fund Management	27,154,274	19,394,156	71.42	Ordinary	159,184,680

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	2004 First Nine Months Operating Performance (Baht)
Tel. 0-2693-2300 Fax. 0-2693-2320							
13. Thai Administration Services Co.,Ltd. Tel. 0-2670-9494 Fax. 0-2670-9499	Bangkok	Services	2,500,000	1,274,997	51.00	Ordinary	7,786,863
14. Processing Center Co.,Ltd. Tel. 0-2237-6330-4 Fax. 0-2634-3231	Bangkok	Services	100,000	30,000	30.00	Ordinary	69,425,756
15. N.C.Associate Co.,Ltd. Tel. 0-2661-5200 Fax 0-2661-4136	Bangkok	Trading	10,000	2,823	28.23	Ordinary	(25,599)
16. Rural Capital Partners Co.,Ltd. Tel. 0-2318-3958 Fax 0-2319-5019	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	477,902
17. Progress Information Co.,Ltd. Tel. 0-2263-8050 Fax 0-2263-8051	Bangkok	Services	1,000,000	200,000	20.00	Ordinary	629,553
18. M Grand Hotel Co.,Ltd. Tel. 0-2617-1949 Fax 0-2617-1940-1	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	(7,132,338)
19. E.S.Industries Co.,Ltd. Tel. 0-2516-9124-8 Fax 0-2516-9202	Pathum Thani	Textiles	1,100,000	220,000	20.00	Ordinary	-

Tier 2 Capital		
Surplus on land revaluation	4,168	4,168
Surplus on premises revaluation	1,418	1,471
Surplus on marketable equity securities revaluation	217	272
Provision for normal assets	4,875	4,448
Subordinated debentures	20,105	27,845
Total Tier 2 Capital	30,783	38,204
Total Capital Requirements	79,593	95,075

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital fund to assets and contigencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contigencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	September 30, 2004	December 31, 2003
Total Capital Requirements	13.51	17.48
Tier-1 Capital	8.29	10.46

16 INCOME TAX

Income tax consisted of:

(Million Baht)

	Consolidated			
	For Each of the Three-Month Periods Ended September 30,		For Each of the Nine-Month Periods Ended September 30,	
	2004	2003	2004	2003
Current income tax expense	34	36	96	63
Deferred income tax expense relating to the origination and reversal of temporary difference	(13)	(16)	(36)	(43)
Income tax expense	21	20	60	20

(Million Baht)

	The Bank			
	For Each of the Three-Month Periods Ended September 30,		For Each of the Nine-Month Periods Ended September 30,	
	2004	2003	2004	2003
Current income tax expense	-	-	-	-
Deferred income tax expense relating to the origination and reversal of temporary difference	(11)	(19)	(32)	(43)
Income tax expense	(11)	(19)	(32)	(43)

The Bank has deferred income tax, which has been transferred directly to shareholders' equity consisting of:

(Million Baht)

	Consolidated and The Bank			
	For Each of the Three-Month Periods Ended September 30,		For Each of the Nine-Month Periods Ended September 30,	
	2004	2003	2004	2003
Deferred income tax relating to appraisal revaluation surplus decreased	(11)	(19)	(32)	(43)
Deferred income tax relating to changes in value of investments increased (decreased)	20	(279)	(283)	(218)

17 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral consisted of:

(Million Baht)

	Consolidated and The Bank	
	September 30, 2004	December 31, 2003
Deposits	105	12
Government bonds	6,736	15,084
State enterprise bonds	3,869	1,289
Foreign bonds	2,266	-
Total	12,976	16,385

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

18 CONTINGENCIES AND COMMITMENTS

Contingencies and commitments consisted of:

(Million Baht)

	Consolidated					
	September 30, 2004			December 31, 2003		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	438	-	438	459	-	459
Letters of indemnity-						
borrowing	57	2,410	2,467	69	5,009	5,078
Other guarantees	29,637	4,108	33,745	25,889	4,172	30,061
Letters of credit	836	13,785	14,621	493	9,503	9,996
Exchange rate agreements						
Purchase agreements	1,751	56,843	58,594	469	52,840	53,309
Sale agreements	4,400	194,673	199,073	-	191,447	191,447
Interest rate agreements						
Purchase agreements	19,295	9,202	28,497	2,000	21,743	23,743
Sale agreements	19,295	9,843	29,138	2,000	23,526	25,526
Credit Default Swap	-	2,905	2,905	-	792	792
Unused credit line of						
overdraft	110,754	-	110,754	105,176	-	105,176
Others	253	6,492	6,745	174	4,286	4,460
Total	186,716	300,261	486,977	136,729	313,318	450,047

(Million Baht)

	The Bank					
	September 30, 2004			December 31, 2003		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	438	-	438	459	-	459
Letters of indemnity-						
borrowing	57	2,410	2,467	69	5,009	5,078
Other guarantees	29,637	3,987	33,624	25,891	4,118	30,009
Letters of credit	836	13,785	14,621	493	9,503	9,996
Exchange rate agreements						
Purchase agreements	1,751	56,843	58,594	469	52,840	53,309
Sale agreements	4,400	194,673	199,073	-	191,447	191,447
Interest rate agreements						
Purchase agreements	19,295	9,202	28,497	2,000	21,743	23,743
Sale agreements	19,295	9,843	29,138	2,000	23,526	25,526
Credit Default Swap	-	2,905	2,905	-	792	792
Unused credit line of						
overdraft	110,754	-	110,754	105,176	-	105,176
Others	253	6,492	6,745	174	4,286	4,460
Total	186,716	300,140	486,856	136,731	313,264	449,995

Under normal business operations, the Bank is a defendant in litigations against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 1,782 million and Baht 935 million as of September 30, 2004 and December 31, 2003, respectively. The Management believes that any liability resulting from these litigations will not be material to the Bank's financial position or on the results of operations.

19 RELATED PARTY TRANSACTIONS

1. Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid-up capital, are summarized as follows:

(Million Baht)

	Consolidated	
	September 30, 2004 End of Period	December 31, 2003 End of Year
Loans		
1. Executive officers	12	20
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid up capital[(1)]	2,335	1,629
Total	2,347	1,649
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid up capital	156	69
Total	156	69

[(1)] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

(Million Baht)

	The Bank	
	September 30, 2004 End of Period	December 31, 2003 End of Year
Loans		
1. Executive officers	12	20
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	18,588	22,769
Total	18,600	22,789
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	158	72
Total	158	72

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding September 30, 2004	% Shareholding December 31, 2003	Type of share	Type of Business
Phethai Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Ploy Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Kasikorn Research Center Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Land and Buildings Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Property Development
Kasikorn Factoring Co.,Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Lending
Kanpai Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Storage Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Service
Progress Services Co., Ltd.	Subsidiary	99.97%	99.97%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	99.84%	99.84%	Ordinary share	Service
Kasikorn Asset Management Co., Ltd.	Subsidiary	71.42%	71.42%	Ordinary share	Mutual Fund Management
Progress Software Co., Ltd.	Subsidiary	90.00%	60.00%	Ordinary share	Service
Thai Administration Services Co., Ltd.	Subsidiary	51.00%	51.00%	Ordinary share	Service

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

(Million Baht)

	The Bank	
	September 30, 2004	December 31, 2003
Loans		
Subsidiary Companies		
Phethai Asset Management Co., Ltd.		
Beginning balance	11,850	16,850
Deductions	(3,210)	(5,000)
Ending balance	8,640	11,850
Ploy Asset Management Co., Ltd.		
Beginning balance	8,005	12,370
Deductions	(1,765)	(4,365)
Ending balance	6,240	8,005
Accrued interest receivables		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	21	27
- Ploy Asset Management Co., Ltd.	4	5
Deposits		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	54	115
- Ploy Asset Management Co., Ltd.	68	84

(Million Baht)

	The Bank			
	For Each of the Three-Month Periods Ended September 30,		For Each of the Nine-Month Periods Ended September 30,	
	2004	2003	2004	2003
Interest income				
Subsidiary Companies				
- Phethai Asset Management Co., Ltd.	23	40	77	172
- Ploy Asset Management Co., Ltd.	17	31	53	123

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, on which deposits are pledged as collateral. As of September 30, 2004 and December 31, 2003, the pledged deposits were Baht 54 million and Baht 115 million, respectively.

Loans to Ploy Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, on which deposits are pledged as collateral. As of September 30, 2004 and December 31, 2003, the pledged deposits were Baht 68 million and Baht 84 million, respectively.

As of September 30, 2004 and December 31, 2003, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as pass loans, amounting to Baht 87 million and Baht 119 million, respectively.

As of September 30, 2004 and December 31, 2003, the Bank has provided an allowance for doubtful accounts for Ploy Asset Management Company Limited, classified as pass loans, amounting to Baht 62 million and Baht 80 million, respectively.

Income and expenses shared between the Bank, Phethai Asset Management Company Limited and Ploy Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

4.1 Assets, liabilities and contingencies shared between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
Loans				
Subsidiary Companies				
- Kasikorn Factoring Co., Ltd.	-	-	1,373	1,285
- Thai Administration Services Co., Ltd.	40	48	40	48
Associated Companies				
- E. S. Industry Co., Ltd.	325	325	325	325
Deposits				
Subsidiary Companies				
- Kasikorn Research Center Co., Ltd.	15	18	15	18
- Progress Appraisal Co., Ltd.	26	40	26	40
- Progress Land and Buildings Co., Ltd.	-	-	464	23
- Progress Software Co., Ltd.	4	22	4	22
- Progress Plus Co., Ltd.	2	11	2	11
- Progress Facilities Management Co., Ltd.	18	9	18	9
- Progress Service Co.,Ltd.	25	16	25	16
- Progress Management Co.,Ltd.	11	10	11	10
- Kasikorn Factoring Co., Ltd.	-	-	9	40
Associated Companies				
- Processing Center Co., Ltd.	56	56	56	56
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Kasikorn Asset Management Co., Ltd.	-	-	14	14

mw

(Million Baht)

	Consolidated		The Bank	
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	24	40	24	40
- Progress Plus Co., Ltd.	23	21	23	21
Contingencies				
Subsidiary Company				
- Thai Administration Services Co., Ltd.	28	33	28	33
Associated Companies				
- E.S. Industry Co., Ltd.	16	16	16	16

Certain subsidiaries and associated companies have entered into 2-year building lease agreements. Rentals are charged at cost. As of September 30, 2004 and December 31, 2003, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 9 million and Baht 3 million, respectively.

4.2 Revenues and expenses occurring between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	For Each of the Three-Month Periods Ended September 30,		For Each of the Three-Month Periods Ended September 30,	
	2004	2003	2004	2003
Subsidiary Companies				
Revenue:				
Interest income	-	-	10	7
Fee income	-	-	28	17
Expenses:				
Other expenses	129	256	129	256
Associated Companies				
Revenue:				
Dividend income:	-	40	-	40
Expenses:				
Other expenses	10	12	10	12

(Million Baht)

	Consolidated		The Bank	
	For Each of the Nine-Month Periods Ended September 30,		For Each of the Nine-Month Periods Ended September 30,	
	2004	2003	2004	2003
Revenue:				
Interest income	1	-	30	8
Dividend income	102	25	316	143
Fee income	1	-	82	44
Other Income	9	8	16	9
Expenses:				
Other expenses	706	697	707	697
Associated Companies				
Revenue:				
Dividend income:	4	73	4	73
Expenses:				
Other expenses	28	34	28	34

4.3 Assets, liabilities and contingencies shared between the Bank and other business entities in which the directors, key executive officers or close members of their families have significant influence were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	September 30, 2004	December 31, 2003
Loans		
- T T & T Public Co., Ltd.	2,313	2,425
- Siam Food Products Public Co.,Ltd.	91	86
- Jutha Maritime Public Co., Ltd.	10	10
- Indo Worth (Thailand) Ltd.	51	44
- Charoen Pokhaphand Feedmill Public Co., Ltd.	502	100
- Loxley Public Co., Ltd.	151	- *
- Thanakorn Vegetable Oil Products Co., Ltd.	33	- *
- Yip In Tsoi & Jacks Ltd.	15	-
Deposits		
- Sermsuk Public Co., Ltd.	313	262
- Sermsuk Beverage Co., Ltd.	29	13
- Com - Link Co., Ltd.	57	60
- Muang Thai Life Assurance Co., Ltd.	277	257
- Siam Food Products Public Co.,Ltd.	12	14
- Mitsubishi Elevator Asia Co., Ltd.	80	81
- Bangkok Glass Industry Co., Ltd.	49	20
- Thai British Security Printing Ltd.	74	46
- T T & T Public Co., Ltd.	1,884	2,125
- Siam Motors Parts Co.,Ltd.	10	18
- Samart Corporation Public Co.,Ltd.	36	110
- Aspac Oil (Thailand) Co., Ltd.	60	- *
- Dole Thailand Co., Ltd.	10	1
- Loxley Information Services Co., Ltd.	11	- *
- Smithihaka Co., Ltd.	30	- *
- Ruam Samphant Co., Ltd.	13	- *
- Suludee Co., Ltd.	11	- *
- Architects 49 Co., Ltd.	19	- *
- Nithi Thamrong Co., Ltd.	14	- *
- Charoen Pokhaphand Feedmill Public Co.,Ltd.	16	-
- Loxley Public Co., Ltd.	183	- *
- CS Loxinfo Public Co., Ltd.	18	- *
- Globex Securities Co., Ltd.	60	- *

	(Million Baht)	
	Consolidated and The Bank	
	September 30, 2004	December 31, 2003
Contingencies		
- Dole Thailand Ltd.	66	71
- SermSuk Co., Ltd.	17	18
- Com - Link Co., Ltd.	62	59
- Thai British Security Printing Ltd.	76	22
- Siam Food Products Public Co.,Ltd.	597	1,177
- Yip In Tsoi & Jacks Ltd.	56	19
- Bangkok Glass Industry Co., Ltd.	402	91
- Charoen Pokhaphand Feedmill Public Co., Ltd.	25	7
- Loxley Public Co., Ltd.	411	- *
- Loxley Trading Co., Ltd.	80	- *
- TT & T Public Co., Ltd.	58	6
- Thanakorn Vegetable Oil Products Co., Ltd.	39	- *
- Smart Telcom Public Co., Ltd.	34	- *

* The companies were not the Bank's related companies as of December 31, 2003.

4.4 Assets, liabilities and contingencies shared between the Bank and its directors and key executive officers or the Bank's employees in which such persons have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

	(Million Baht)	
	Consolidated and The Bank	
	September 30, 2004	December 31, 2003
Loans	18	21
Deposits	1,071	579

20 LONG-TERM LEASE AGREEMENTS

1. Lease Agreement

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

		(Million Baht)	
		Consolidated	The Bank
Type of Lease Agreement	Remaining of Period	September 30, 2004	September 30, 2004
Land/building lease agreements	October 1, 2004 – October 17, 2027	459	459
Vehicle lease agreements	October 1, 2004 – August 31, 2008	475	454
Total		934	913

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated December 31, 2003	The Bank December 31, 2003
Land/building lease agreements	January 1, 2004 – October 17, 2027	368	368
Vehicle lease agreements	January 1, 2004 – November 30, 2007	399	377
Total		767	745

2. Service Agreement

On November 12, 2002 the Bank has entered into an Information Technology Service Agreement with IBM (Thailand) Co., Ltd., under which service will be provided until December 31, 2012 and for which as of September 30, 2004 and December 31, 2003, the Bank is committed to pay a total service fee of Baht 8,452 million and Baht 9,143 million, respectively.

21 REDUCTION IN RETAINED DEFICIT

On April 2, 2004, the Annual General Meeting of shareholders passed a resolution to reduce the retained deficit in the amount of Baht 65,148 million through the transfer of Baht 26,675 million from other reserves, the transfer of Baht 800 million from legal reserves, Baht 5,520 million from the premium on expired warrants and Baht 32,153 million from the premium on ordinary shares. There was no change in the total amount of shareholders' equity and the Bank's capital funds, effective as of January 1, 2004.

22 SUBSEQUENT EVENTS

On October 12, 2004, the Bank registered the change of its paid-up share capital as a result of the increase in paid-up capital of 175,226 shares at Baht 10 par value, totaling Baht 1,752,260 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees (except for directors). The Bank has total paid-up share capital of Baht 23,636,245,370 comprising 2,363,624,537 ordinary shares at Baht 10 par value.

On September 20, 2004, the Board of Directors' Meeting of the Bank resolved to purchase shares of Asset Plus Securities Public Company Limited ("ASSET") in order to respond to the Financial Sector Master Plan which allows the Bank to be able to extend the scope of its business operation and help increase its ability to provide comprehensive financial services. The Bank will buy 59,944,692 shares of ASSET with a par value of Baht 5 per share accounting for approximately 99.91 per cent of ASSET's total shares from Asia Plus Securities Public Company Limited ("ASP"). Share purchase price will be calculated by the formula: Baht 550 million added by cash less liabilities and commitments of ASSET existing as of the completion date of the share purchase and sale between the Bank and ASP.

The above acquisition can only be completed after approval by the shareholders' meetings of the Bank and ASP, after permission has been granted from related agencies such as the Bank of Thailand and the Securities and Exchange Commission, and after fulfillment of other conditions in relation to this acquisition. The Bank has scheduled the Extraordinary Meeting of Shareholders to consider this matter on November 5, 2004.

The Board of Directors in its meeting on October 28, 2004, approved the issuance of short-term unsubordinated debentures in name certificate without security and not convertible, with or without debenture holder representative in Thai Baht currency not exceeding Baht 50,000 million, with a maturity of no more than 270 days in order to allow the Bank better flexibility and wider variety of administration of its funding structure and to expand the investment alternative to the public and/or depositors of the Bank.

23 CHANGE OF ACCOUNTING PROCEDURE OF THE ASSET MANAGEMENT SUBSIDIARIES

In the accounting period 2003, the asset management subsidiaries accounted for the transfer of financial assets from investment in receivables to loan, in accordance with the Bank of Thailand's notification, dated December 3, 2002, "Re : Accounting procedures regarding purchasing or taking of transfer of loan debtors and supervision guidelines", which is applicable to financial statements for accounting periods ended on or after December 31, 2003 onwards, as follows ;

Investments in receivables, which were restructured, have been transferred to loans at the fair value on the transfer date, including the debtors restructured before the year 2003. The subsidiaries recognized interest income on loans on a cash basis in 2003, whereas previously they recognized interest income by the effective yield method.

The effects of the change in the accounting procedure of the asset management subsidiaries on the consolidated and separate financial statements are summarized as follows:

(Million Baht)

	Consolidated	The Bank
As of September 30, 2003		
Decrease in long-term investments - net	6,228	-
Increase in investment in subsidiaries and associated companies - net	-	2,758
Increase in loans - net	11,363	-

(Million Baht)

	Consolidated		The Bank	
For the period ended September 30, 2003	Three-Month	Nine-Month	Three-Month	Nine-Month
Decrease in interest income on loans	(608)	(790)	-	-
Decrease in interest income from investments	(377)	(761)	-	-
Decrease in bad debt and doubtful accounts	877	1,573	-	-
Increase in gain (loss) on transfer of financial assets	(214)	2,736	-	-
(Decrease) increase in share of profit from investments on equity method	-	-	(322)	2,758
(Decrease) increase in net income	(322)	2,758	(322)	2,758
(Decrease) increase in earnings per share	(0.14)	1.17	(0.14)	1.17

(Million Baht)

Consolidated

December 31, 2003

	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting and are in default on debt instruments	296	204	361	-	(255)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,108	568	43	93	(1,540)
Total	1,405	903	404	93	(1,927)

(Million Baht)

The Bank

September 30, 2004

	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting and are in default on debt instruments	121	200	16	-	(305)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	967	452	9	-	(1,411)
Total	1,089	783	25	-	(1,848)

(Million Baht)

	The Bank				
	December 31, 2003				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting and are in default on debt instruments	296	204	361	-	(255)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,108	452	43	-	(1,517)
Total	1,405	787	404	-	(1,904)

Investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

				Consolidated				The Bank			
				Investments				Investments			
	Type of Business	% Shareholding		Cost method		Equity method		Cost method		Equity method	
		September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
Phethai Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,998	5,998	3,926	3,723
Ploy Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,000	5,000	2,867	3,305
Kasikorn Research Center Co., Ltd.	Service	99.99%	99.99%	3	3	20	22	3	3	20	22
Progress Land and Buildings Co., Ltd.	Property Development	99.99%	99.99%	-	-	-	-	1,700	1,700	1,373	1,360
Kanpai Co., Ltd.	Service	99.99%	99.99%	21	21	48	60	21	21	48	60
Progress Plus Co., Ltd.	Service	99.99%	99.99%	4	4	30	22	4	4	30	22
Kasikorn Factoring Co., Ltd.	Lending	99.99%	99.99%	-	-	-	-	237	237	311	258
Progress Facilities Management Co., Ltd.	Service	99.99%	99.99%	5	5	16	13	5	5	16	13
Progress Management Co., Ltd.	Service	99.99%	99.99%	6	6	11	10	6	6	11	10
Progress Storage Co., Ltd.	Service	99.98%	99.98%	3	3	16	10	3	3	16	10
Progress Services Co., Ltd.	Service	99.97%	99.97%	2	2	24	16	2	2	24	16
Progress Appraisal Co., Ltd.	Service	99.84%	99.84%	5	5	30	67	5	5	30	67

(Million Baht)

				Consolidated				The Bank			
				Investments				Investments			
	Type of Business	% Shareholding		Cost method		Equity method		Cost method		Equity method	
		September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
Kasikorn Asset Management Co., Ltd.	Mutual Fund Management	71.42%	71.42%	-	-	-	-	683	683	570	649
Progress Software Co., Ltd.	Service	90.00%	60.00%	15	6	29	33	15	6	29	33
Thai Administration Services Co., Ltd.	Service	51.00%	51.00%	13	13	18	21	13	13	18	21
Processing Center Co., Ltd.	Service	30.00%	30.00%	3	3	161	144	3	3	161	144
N.C. Associate Co., Ltd.	Trading	28.23%	28.23%	1	1	1	1	1	1	1	1
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	3	3	2	2	3	3
Progress Information Co., Ltd.	Service	20.00%	20.00%	14	14	4	4	14	14	4	4
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	172	184	355	355	172	184
E.S. Industries Co., Ltd.	Industry	20.00%	20.00%	11	11	11	11	11	11	11	11
Total				463	454	594	621	14,081	14,072	9,641	9,916
Less Allowance for impairment				(383)	(261)	(217)	(98)	(3,335)	(3,212)	(217)	(98)
Investments in subsidiaries and associated companies - net				80	193	377	523	10,746	10,860	9,424	9,818

The recording of investments in subsidiaries and associated companies using the equity method in the financial statements is based on financial information obtained from audited or reviewed financial statements in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand and from management information that has not been audited or reviewed by the auditors in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand.

Investments held by the Bank and its subsidiaries, that comprised 10% or more of the investee companies' shares, but which are not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
Manufacturing and commerce	277	285	277	285
Property development and construction	1,183	1,274	1,183	1,274
Infrastructure and services	6	6	1	1
Others	408	420	408	420
Total	1,874	1,985	1,869	1,980

The financial position and results of operations of the Bank's subsidiaries in the consolidated financial statements based on the reviewed financial statements are set out below:

Phethai Asset Management Company Limited

Condensed Balance Sheets

	Million Baht	
	September 30, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
ASSETS		
Cash and deposits at financial institutions	52	112
Investments in receivables – net	5,932	8,746
Loans, receivables and accrued interest receivables – net	5,396	6,355
Properties foreclosed – net	781	365
Equipment – net	18	20
Asset to be transferred - net	280	-
Other assets – net	182	31
Total Assets	12,641	15,629
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institutions	8,640	11,850
Other liabilities	75	56
Shareholders' Equity	3,926	3,723
Total Liabilities and Shareholders' Equity	12,641	15,629

Phethai Asset Management Company Limited

Condensed Statements of Income

(Unaudited)

(Reviewes)

	Million Baht			
	For Each of the Three-Month Periods Ended September 30,		For Each of the Nine-Month Periods Ended September 30,	
	2004	2003	2004	2003
Interest and dividend income	122	342	441	736
Interest expense	23	40	77	171
Net income from interest and dividend	99	302	364	565
Bad debt and doubtful accounts (reversal)	21	(153)	(87)	165
Loss on debt restructuring	302	643	756	842
Net expense from interest and dividend after less bad debt and doubtful accounts and loss on debt restructuring	(224)	(188)	(305)	(442)
Non-interest income	203	802	737	2,671
Non-interest expense	63	152	229	377
Net (loss) profit	(84)	462	203	1,852
Basic (loss) earnings per share (Baht)	(0.14)	0.77	0.34	3.09

Phethai Asset Management Company Limited

Statements of Cash Flows

For Each of the Nine-Month Periods Ended September 30, 2004 and 2003

(Unaudited)

(Reviewed)

	Million Baht	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	203	1,852
Add (less) Adjustments to reconcile net profit to net cash from operating activities		
Gain on transfer of financial assets	(723)	(2,399)
Loss on impairment of investments in receivables (reversal)	84	(6)
Loss on debt restructuring	756	842
Interest income from amortization of revaluation allowance for debt restructuring	(246)	(526)
(Reversal) bad debt and doubtful account	(87)	165
Depreciation	4	4
Loss on impairment of properties foreclosed (reversal)	25	(20)
Loss on impairment of assets to be transferred	30	-
Reversal on loss on impairment of other assets	(41)	(79)
Decrease in accrued interest payables	(7)	(26)
Decrease in accrued expenses	(5)	(49)
Net loss from operations before changes in operating assets and liabilities	(7)	(242)
Decrease in operating assets		
Investments in receivables	279	1,437
Loans and receivables	2,763	1,724
Properties foreclosed	56	229
Other assets	31	62
Increase (decrease) in operating liabilities		
Other liabilities	30	(23)
Net Cash Provided by Operating Activities	3,152	3,187
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchases of equipment	(2)	(3)
Net Cash Used in Investing Activities	(2)	(3)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowing from financial institutions	(3,210)	(3,350)
Net Cash Used in Financing Activities	(3,210)	(3,350)
Net Decrease in cash and cash equivalents	(60)	(166)
Cash and cash equivalents at the beginning of the period	112	317
Cash and cash equivalents at the end of the period	52	151
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the period		
Interest expense	84	198

Ploy Asset Management Company Limited

Condensed Balance Sheets

	Million Baht	
	September 30, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
ASSETS		
Cash and deposits at financial institutions	68	84
Long – term investments	205	266
Investments in receivables – net	1,734	2,845
Loans, receivables and accrued interest receivables – net	4,282	5,510
Properties foreclosed – net	2,765	2,595
Leasehold improvement and equipment – net	1	3
Other assets – net	66	34
Total Assets	9,121	11,337
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institutions	6,240	8,005
Other liabilities	14	27
Shareholders' Equity	2,867	3,305
Total Liabilities and Shareholders' Equity	9,121	11,337

Ploy Asset Management Company Limited

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Million Baht			
	For Each of the Three-Month Periods Ended September 30,		For Each of the Nine-Month Periods Ended September 30,	
	2004	2003	2004	2003
Interest and dividend income	256	202	711	702
Interest expense	17	31	53	123
Net income from interest and dividend	239	171	658	579
(Reversal) bad debt and doubtful accounts	(4)	39	(537)	667
Loss on debt restructuring	331	331	1,138	488
Net (expense) income from interest and dividend after less bad debt and doubtful accounts and loss on debt restructuring	(88)	(199)	57	(576)
Non-interest income	33	(891)	(403)	2,303
Non-interest expense	(12)	63	54	119
Net (loss) profit	(43)	(1,153)	(400)	1,608
Basic (loss) earnings per share (Baht)	(0.09)	(2.31)	(0.80)	3.22

Ploy Asset Management Company Limited

Statements of Cash Flows

For Each of the Nine-Month Periods Ended September 30, 2004 and 2003

(Unaudited)

(Reviewed)

	Million Baht	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) profit	(400)	1,608
Add (less) Adjustments to reconcile net profit (loss) to net cash from operating activities		
Gain from investments in securities	(23)	(37)
Loss (gain) on transfer of financial assets	512	(2,736)
Loss on impairment of investments in receivables	-	699
(Reversal) bad debt and doubtful accounts	(537)	667
Loss on debt restructuring	1,138	488
Interest income from amortization of revaluation allowance for debt restructuring	(535)	(461)
Depreciation	1	1
Gain on disposal of equipment	-	(1)
Reversal on loss on impairment of investment	(69)	-
Loss on impairment of properties foreclosed (reversal)	58	(1)
Reversal on loss on impairment of other assets	(2)	(5)
Decrease in accrued interest payables	(1)	(3)
Decrease in accrued expenses	(5)	(26)
Net profit from operations before changes in operating assets and liabilities	137	193
(Increase) decrease in operating assets		
Investments in receivables	6	1,189
Loans and receivables	1,464	468
Properties foreclosed	23	879
Other assets	11	(4)
Increase (decrease) in operating liabilities		
Other liabilities	(7)	29
Net Cash Provided by Operating Activities	1,634	2,754

Ploy Asset Management Company Limited

Statements of Cash Flows (Continued)

For Each of the Nine-Month Periods Ended September 30, 2004 and 2003

(Unaudited)

(Reviewed)

	Million Baht	
	2004	2003
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of long – term investments	116	6
Proceeds from disposal of equipments	-	1
Purchases of investments	(1)	(5)
Net Cash Provided by Investing Activities	115	2
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowing from financial institutions	(1,765)	(2,770)
Net Cash Used in Financing Activities	(1,765)	(2,770)
Net decrease in cash and cash equivalents	(16)	(14)
Cash and cash equivalents at the beginning of the period	84	153
Cash and cash equivalents at the end of the period	68	139
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the period		
Interest expense	53	127
Income tax	1	8

Progress Land and Buildings Company Limited

Condensed Balance Sheets

	Million Baht	
	September 30, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
ASSETS		
Cash and deposits at financial institutions	464	23
Investments – net	-	300
Other current assets	5	7
Properties foreclosed – net	565	692
Premises and equipment – net	350	359
Total Assets	1,384	1,381
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	10	23
Shareholders' equity	1,374	1,358
Total Liabilities and Shareholders' Equity	1,384	1,381

Progress Land and Buildings Company Limited

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Million Baht			
	For Each of the Three-Month Periods Ended September 30,		For Each of the Nine-Month Periods Ended September 30,	
	2004	2003	2004	2003
Revenue	10	16	28	34
Expenses	11	17	10	34
Net (loss) profit	(1)	(1)	18	-
(Loss) earnings per share (Baht)	(0.03)	(0.04)	0.93	-

Kasikorn Factoring Company Limited

Condensed Balance Sheets

	Million Baht	
	September 30, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
ASSETS		
Current Assets		
Cash and deposits at financial institutions	3	39
Factoring receivables – net	2,611	1,836
Current portion of finance lease receivables – net	109	146
Current portion of hire purchases receivables – net	11	6
Other current assets	15	9
Non-Current Assets		
Factoring receivables due over one year	2	4
Finance lease receivables – net	104	119
Installment receivables – net	27	32
Deferred tax assets	33	29
Other non-current assets	16	6
Total Assets	2,931	2,226
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	1,563	1,090
Accounts payables	4	1
Factoring payables	590	404
Current portion of long-term loan	200	100
Long term loan - net	200	300
Other liabilities	73	84
Shareholders' Equity	301	247
Total Liabilities and Shareholders' Equity	2,931	2,226

Kasikorn Factoring Company Limited

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Million Baht			
	For Each of the Three-Month Periods Ended September 30,		For Each of the Nine-Month Periods Ended September 30,	
	2004	2003	2004	2003
Revenue	60	53	175	157
Expenses	41	38	121	114
Net profit	19	15	54	43
Earnings per share (Baht)	11.90	9.49	33.92	26.84

Kasikorn Asset Management Company Limited

Condensed Balance Sheets

	Million Baht	
	September 30, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
ASSETS		
Cash and cash equivalents	77	295
Investments – net	520	374
Fee receivables	92	73
Properties foreclosed – net	1	2
Premises and equipment – net	166	176
Other assets	365	406
Total Assets	1,221	1,326
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	131	95
Shareholders' Equity	1,090	1,231
Total Liabilities and Shareholders' Equity	1,221	1,326

Kasikorn Asset Management Company Limited

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Million Baht			
	For Each of the Three-Month Periods Ended September 30,		For Each of the Nine-Month Periods Ended September 30,	
	2004	2003	2004	2003
Revenue	191	123	578	327
Expenses	139	95	419	261
Net profit	52	28	159	66
Earnings per share (Baht)	1.94	1.02	5.86	2.44

The summary of financial position and results of operations of its subsidiaries, which are not included in the consolidated financial statements, are as follows:

(Million Baht)

Balance Sheets

	September 30, 2004 (Unaudited) (Reviewed)			December 31, 2003 (Audited)		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Kasikorn Research Center Co., Ltd.	21	1	20	24	4	20
Kanpai Co., Ltd.	90	41	49	105	44	61
Progress Plus Co., Ltd.	52	21	31	54	36	18
Progress Facilities Management Co., Ltd.	21	5	16	20	7	13
Progress Services Co., Ltd.	26	2	24	23	6	17
Progress Management Co., Ltd.	14	3	11	17	8	9
Progress Storage Co., Ltd.	17	1	16	13	3	10
Progress Appraisal Co., Ltd.	45	15	30	88	21	67
Progress Software Co., Ltd.	41	8	33	71	15	56
Thai Administration Services Co., Ltd.	96	61	35	112	70	42
	423	158	265	527	214	313

(Million Baht except for Earnings (Loss) per Share)

Statements of Income

For Each of the Three-Month Periods Ended September 30,

	2004 (Unaudited) (Reviewed)				2003 (Unaudited) (Reviewed)			
	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share(Baht)	Revenue	Expenses	Net Profit	Earnings per Share(Baht)
Kasikorn Research Center Co., Ltd.	11	11	-	(3.13)	11	10	1	7.46
Kanpai Co., Ltd.	41	35	6	32.56	39	31	8	36.99
Progress Plus Co., Ltd.	71	68	3	13.25	116	112	4	20.73
Progress Facilities Management Co., Ltd.	15	14	1	34.31	13	12	1	16.57
Progress Services Co., Ltd.	36	34	2	123.35	34	31	3	138.25
Progress Management Co., Ltd.	8	8	-	1.88	8	8	-	4.62
Progress Storage Co., Ltd.	6	4	2	52.78	5	3	2	56.00
Progress Appraisal Co., Ltd.	36	31	5	1,064.86	36	28	8	1,482.07
Progress Software Co., Ltd.	21	20	1	10.32	19	17	2	17.10
Thai Administration Services Co., Ltd.	24	22	2	0.14	23	20	3	0.39
	269	247	22		304	272	32	

(Million Baht except for Earnings (Loss) per Share)

Statements of Income

For Each of the Nine-Month Periods Ended September 30,

	2004 (Unaudited) (Reviewed)				2003 (Unaudited) (Reviewed)			
	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share(Baht)	Revenue	Expenses	Net Profit	Earnings per Share(Baht)
Kasikorn Research Center Co., Ltd.	35	35	-	(2.98)	38	34	4	39.89
Kanpai Co., Ltd.	119	103	16	80.75	115	99	16	78.36
Progress Plus Co., Ltd.	273	261	12	51.38	272	260	12	53.73
Progress Facilities Management Co., Ltd.	43	40	3	66.29	40	36	4	79.92
Progress Services Co., Ltd.	106	99	7	368.27	99	90	9	437.09
Progress Management Co., Ltd.	25	23	2	29.90	23	22	1	15.00
Progress Storage Co., Ltd.	18	12	6	195.36	14	9	5	164.22
Progress Appraisal Co., Ltd.	111	97	14	2,856.56	88	71	17	3,344.94
Progress Software Co., Ltd.	64	62	2	17.86	68	55	13	129.82
Thai Administration Services Co., Ltd.	70	62	8	0.78	65	49	16	1.65
	864	794	70		822	725	97	

6 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and Accrued Interest Receivables classified by Account Status

(Million Baht)

	Consolidated			
	September 30, 2004			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	499,943	174,329	1	5,566
Special Mention	8,334	2,399	2	288
Sub-Standard	4,603	1,404	20	281
Doubtful	5,389	1,416	50	708
Doubtful of Loss	64,016	27,907	100	27,907
Allowance established in excess of BoT regulations	-	-		14,243
	582,285	207,455		48,993
Kasikorn Factoring Co.,Ltd.	2,310	2,310		80
Unearned discounts received in advance	(172)	(172)		-
Total	584,423	209,593		49,073

(Million Baht)

	Consolidated			
	December 31, 2003			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	442,436	152,758	1	4,424
Special Mention	13,801	2,214	2	276
Sub-Standard	3,315	650	20	130
Doubtful	6,856	1,856	50	928
Doubtful of Loss	82,908	34,891	100	34,891
Allowance established in excess of BoT regulations	-	-		18,545
	549,316	192,369		59,194
Kasikorn Factoring Co., Ltd.	1,752	1,698		74
Unearned discounts received in advance	(179)	(179)		-
Total	550,889	193,888		59,268

(Million Baht)

	The Bank			
	September 30, 2004			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	505,717	185,698	1	5,058
Special Mention	6,269	1,630	2	125
Sub-Standard	4,603	1,403	20	281
Doubtful	5,389	1,416	50	708
Doubtful of Loss	45,165	19,196	100	19,196
Allowance established in excess of BoT regulations	-	-		10,491
	567,143	209,343		35,859
Unearned discounts received in advance	(172)	(172)		
Total	566,971	209,171		

(Million Baht)

	The Bank			
	December 31, 2003			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	451,460	167,041	1	4,515
Special Mention	12,236	1,900	2	245
Sub-Standard	3,315	650	20	130
Doubtful	6,856	1,856	50	928
Doubtful of Loss	57,887	23,563	100	23,563
Allowance established in excess of BoT regulations	-	-		13,615
	531,754	195,010		42,996
Unearned discounts received in advance	(179)	(179)		
Total	531,575	194,831		

Non-performing loans (NPL)

According to the BoT's directive dated January 16, 2003, effective for financial statements ended December 31, 2002, non-performing loans (NPL) are redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful, doubtful of loss and loss loan accounts in accordance with the BoT's guidelines. This include a fully – provisioned loans which had previously been written – off.

As of September 30, 2004 and December 31, 2003, non-performing loans (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	September 30, 2004			
	The Bank	Phethai - AMC (Original principals)	Ploy - AMC	The Bank and AMC
Non-performing loans	55,324	16,731	1,345	73,400
Total loans used for NPL ratio calculation [1]	567,223	21,930	8,146	581,046[2]
Percentage of total loans	9.75	76.29	16.51	12.63

(Million Baht)

	December 31, 2003			
	The Bank	Phethai - AMC (Original principals)	Ploy - AMC	The Bank and AMC
Non-performing loans	68,316	22,610	1,393	92,319
Total loans used for NPL ratio calculation [1]	531,903	28,908	8,307	547,979[2]
Percentage of total loans	12.84	78.21	16.77	16.85

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loan to subsidiaries, as of September 30, 2004 and December 31, 2003 amounting to Baht 16,253 millions and Baht 21,139 millions, respectively.

Non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	September 30, 2004				
	The Bank	Phethai – AMC (Original principals)	Ploy – AMC	Kasikorn Factoring	The Bank and Subsidiaries
Non-accrual loans	88,004	21,930	8,146	60	118,140
Total loans used for ratio Calculation*	567,223	21,930	8,146	2,310	583,356**
Percentage of total loans	15.51	100.00	100.00	2.58	20.25

(Million Baht)

	December 31, 2003				
	The Bank	Phethai – AMC (Original principals)	Ploy – AMC	Kasikorn Factoring	The Bank and Subsidiaries
Non-accrual loans	112,532	28,908	8,307	61	149,808
Total loans used for ratio Calculation*	531,903	28,908	8,307	1,752	549,731**
Percentage of total loans	21.16	100.00	100.00	3.48	27.25

* Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

** Excluding loan to subsidiaries, as of September 30, 2004 and December 31, 2003 amounting to Baht 16,253 millions and Baht 21,139 millions, respectively.

Loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated					
	September 30, 2004			December 31, 2003		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	1,850	542	360	1,784	478	413

(Million Baht)

	The Bank					
	September 30, 2004			December 31, 2003		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	1,497	534	15	1,454	469	92

The outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

	September 30, 2004			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	8,640
Ploy Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	6,240
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	973
	Loans	3 Years	Fixed Rate	400

(Million Baht)

	December 31, 2003			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	11,850
Ploy Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	8,005
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	885
	Loans	3 Years	Fixed Rate	400

Transferring of Sub-Standard Quality Assets to Thai Assets Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Assets Management Corporation B.E. 2544, on October 12, 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of December 31, 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable 1-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from July 1, 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits.

For each of the nine-month periods ended September 30, 2004 and 2003, the Bank transferred to TAMC sub-quality assets relating to 4 borrowers and 10 borrowers with a gross book value (as of their transfer dates) of Baht 61 million and Baht 120 million, respectively (up to September 30, 2004 totaling Baht 14,572 million). The estimated total transfer price was Baht 61 million and Baht 62 million (up to September 30, 2004 totaling Baht 10,168 million).

As of September 30, 2004, the Bank had received promissory notes from TAMC of Baht 10,081 million and TAMC is examining the remaining assets of Baht 87 million and will confirm the transfer price in order to issue notes to the Bank within the aforementioned timeframe.

7 TROUBLED DEBT RESTRUCTURING

For each of the nine-month periods ended September 30, 2004 and 2003, the Bank and its subsidiaries (Phethai - AMC and Ploy - AMC) engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2004		2003		2004		2003	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	3,974	23,668	4,814	31,483	3,375	12,786	4,235	24,653
Debt restructuring contracts that incurred no losses	11,303	22,349	13,272	28,675	10,614	18,944	12,858	25,818
Total	15,277	46,017	18,086	60,158	13,989	31,730	17,093	50,471

Losses on debt restructuring for each of the nine-month periods ended September 30, 2004 and 2003 were as follows:

(Million Baht)

	Consolidated					
	September 30, 2004					
		The Outstanding Debt		Transferred Assets		
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	Loss on Debt Restructuring
Transfers of assets	3,074	10,189	-	Cash, land, premises and investments	6,431	3,758
Changes of repayment conditions	649	10,646	10,253	-	-	1,428
Debt restructuring in various forms	251	2,833	1,940	Cash, land, premises and investments	525	1,439
Total	3,974	23,668	12,193		6,956	6,625

(Million Baht)

				Consolidated			
				September 30, 2003			
		The Outstanding Debt		Transferred Assets			
		Before	After			Loss on Debt	
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring	
Transfers of assets	4,036	18,040	-	Cash, land, premises and investments	11,900	6,140	
Changes of repayment conditions	572	10,362	9,294	-	-	2,527	
Debt restructuring in various forms	206	3,081	1,566	Cash, land, premises and investments	1,202	746	
Total	4,814	31,483	10,860		13,102	9,413	

(Million Baht)

				The Bank			
				September 30, 2004			
		The Outstanding Debt		Transferred Assets			
		Before	After			Loss on Debt	
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring	
Transfers of assets	2,920	8,520	-	Cash, land, premises and investments	5,386	3,134	
Changes of repayment conditions	219	1,785	1,688	-	-	330	
Debt restructuring in various forms	236	2,481	1,806	Cash, land, premises and investments	479	1,267	
Total	3,375	12,786	3,494		5,865	4,731	

(Million Baht)

		The Bank				
		September 30, 2003				
		The Outstanding Debt		Transferred Assets		
		Before	After			Loss on Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	3,867	16,337	-	Cash, land, premises and investments	10,560	5,777
Changes of repayment conditions	172	5,487	5,025	-	-	1,685
Debt restructuring in various forms	196	2,829	1,515	Cash, land, Premises and investments	1,113	633
Total	4,235	24,653	6,540		11,673	8,095

The Bank and its subsidiaries measure expected recoverable amounts of restructured loans by changing repayment conditions using present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements for debts which were restructured by changing repayment conditions and in various other ways, and which resulted in losses on debt restructuring during the nine-month periods ended September 30, 2004 and 2003 are

(Million Baht)

	Consolidated							
	2004				2003			
		The Outstanding Debt				The Outstanding Debt		
Terms of Debt		Before	After	End of		Before	After	End of
Restructuring Agreements	Cases	Restructuring	Restructuring	Period	Cases	Restructuring	Restructuring	Period
Less than 5 years	641	6,126	5,113	3,934	471	6,392	4,832	2,677
5 to 10 years	121	3,433	3,180	2,827	79	2,073	1,177	1,179
Over 10 years	138	3,920	3,900	3,692	228	4,978	4,851	5,399
Total	900	13,479	12,193	10,453	778	13,443	10,860	9,255

(Million Baht)

	The Bank							
	2004				2003			
		The Outstanding Debt				The Outstanding Debt		
Terms of Debt Restructuring Agreements	Cases	Before Restructuring	After Restructuring	End of Period	Cases	Before Restructuring	After Restructuring	End of Period
Less than 5 years	414	2,730	1,983	1,598	335	3,411	2,328	1,616
5 to 10 years	14	237	215	209	19	1,169	489	486
Over 10 years	27	1,299	1,296	1,293	14	3,736	3,723	3,701
Total	455	4,266	3,494	3,100	368	8,316	6,540	5,803

The Bank and its subsidiaries recognized interest income from debt restructuring as follows:

(Million Baht)

	Consolidated			
	For Each of the Three-Month Periods Ended September 30,		For Each of the Nine-Month Periods Ended September 30,	
	2004	2003	2004	2003
Debt restructuring contracts that incurred losses	611	944	1,737	2,239

(Million Baht)

	The Bank			
	For Each of the Three-Month Periods Ended September 30,		For Each of the Nine-Month Periods Ended September 30,	
	2004	2003	2004	2003
Debt restructuring contracts that incurred losses	253	322	801	995

As of September 30, 2004 and December 31, 2003, the Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	September 30, 2004	December 31, 2003
Debt restructuring contracts that incurred losses	67	117

As of September 30, 2004 and December 31, 2003, the Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period as follows:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
Debt restructuring contracts that incurred losses	10,453	15,126	3,100	8,361
Debt restructuring contracts that incurred no losses	16,389	22,702	13,916	21,237
Total	26,842	37,828	17,016	29,598

As of September 30, 2004 and December 31, 2003, the Bank and its subsidiaries had outstanding balances relating to all restructuring debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
Debt restructuring contracts that incurred losses	25,301	28,354	17,293	20,940
Debt restructuring contracts that incurred no losses	47,574	57,298	43,012	50,941
Total	72,875	85,652	60,305	71,881

8 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the period/year were as follows:

(Million Baht)

Consolidated

September 30, 2004

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	4,424	276	130	928	34,891	18,545	59,194
Transferred from investments in receivables	-	-	-	-	765	-	765
Doubtful accounts (reversal)	1,142	12	150	(220)	(2,048)	(4,302)	(5,266)
Bad debts recovered	-	-	-	-	1,299	-	1,299
Bad debts written off	-	-	-	-	(7,071)	-	(7,071)
Allowance for loans transferred to TAMC	-	-	-	-	-	-	-
Others	-	-	-	-	72	-	72
Balance at end of the period	5,566	288	280	708	27,908	14,243	48,993
Kasikorn Factoring Co.,Ltd							80
Balance at end of the period							49,073

(Million Baht)

Consolidated

December 31, 2003

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,722	248	255	1,994	43,983	26,748	76,950
Transferred from investments in receivables	39	8	-	-	575	44	666
Doubtful accounts (reversal)	663	20	(125)	(1,066)	(4,030)	(8,247)	(12,785)
Bad debts recovered	-	-	-	-	1,795	-	1,795
Bad debts written off	-	-	-	-	(8,259)	-	(8,259)
Allowance for loans transferred to TAMC	-	-	-	-	(60)	-	(60)
Others	-	-	-	-	887	-	887
Balance at end of the year	4,424	276	130	928	34,891	18,545	59,194
Kasikorn Factoring Co.,Ltd							74
Balance at end of the year							59,268

(Million Baht)

The Bank

September 30, 2004

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	4,515	245	130	928	23,563	13,615	42,996
Doubtful accounts (reversal)	543	(119)	150	(220)	(1,176)	(3,124)	(3,946)
Bad debt recovered	-	-	-	-	1,299	-	1,299
Bad debt written off	-	-	-	-	(4,320)	-	(4,320)
Allowance for loans transferred to TAMC	-	-	-	-	-	-	-
Others	-	-	-	-	(170)	-	(170)
Balance at end of the period	5,058	126	280	708	19,196	10,491	35,859

(Million Baht)

The Bank

December 31, 2003

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,950	229	255	1,994	28,606	19,886	54,920
Doubtful accounts (reversal)	565	16	(125)	(1,066)	(3,679)	(6,271)	(10,560)
Bad debt recovered	-	-	-	-	1,795	-	1,795
Bad debt written off	-	-	-	-	(3,039)	-	(3,039)
Allowance for loans transferred to TAMC	-	-	-	-	(60)	-	(60)
Others	-	-	-	-	(60)	-	(60)
Balance at end of the year	4,515	245	130	928	23,563	13,615	42,996

9 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
Balance at beginning of the period/ year	6,666	2,755	4,721	2,647
Addition	1,535	5,130	732	2,825
Change of classification	731	887	-	-
Amortization	(995)	(2,106)	(214)	(751)
Balance at end of the period/year	7,937	6,666	5,239	4,721

10 NORMALIZED PROVISIONING

The movements in the normalized provisioning during the period/year were as follows:

(Million Baht)

	Consolidated and The Bank	
	September 30, 2004	December 31, 2003
Balance at beginning of the period/year	1,600	800
Addition	600	800
Balance at end of the period/year	2,200	1,600

11 CLASSIFIED ASSETS

Assets of the Bank and its subsidiaries classified as investments, loans and accrued interest receivables (including financial institutions),or properties foreclosed or other assets were categorized by quality in compliance with the BoT regulations, taking into account analyses of each loan and appraisals of the financial standing of each borrower, as follows:

(Million Baht)

	Consolidated				
	September 30, 2004				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	503,006	-	-	503,006
Special Mention	-	8,334	-	-	8,334
Sub-Standard	-	4,603	-	-	4,603
Doubtful	-	5,415	-	-	5,415
Doubtful of Loss	5,632	64,637	1,614	1,105	72,988
Total	5,632	585,995	1,614	1,105	594,346

(Million Baht)

	Consolidated				
	December 31, 2003				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	445,174	-	21	445,195
Special Mention	-	13,800	-	-	13,800
Sub-Standard	-	3,315	-	-	3,315
Doubtful	-	6,883	-	-	6,883
Doubtful of Loss	5,645	83,529	1,582	1,420	92,176
Total	5,645	552,701	1,582	1,441	561,369

(Million Baht)

	The Bank				
	September 30, 2004				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	506,530	-	-	506,530
Special Mention	-	6,269	-	-	6,269
Sub-Standard	-	4,603	-	-	4,603
Doubtful	-	5,389	-	-	5,389
Doubtful of Loss	3,571	45,752	1,323	1,030	51,676
Total	3,571	568,543	1,323	1,030	574,467

(Million Baht)

	The Bank				
	December 31, 2003				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	452,506	-	-	452,506
Special Mention	-	12,236	-	-	12,236
Sub-Standard	-	3,315	-	-	3,315
Doubtful	-	6,856	-	-	6,856
Doubtful of Loss	3,661	58,474	1,360	1,339	64,834
Total	3,661	533,387	1,360	1,339	539,747

12 DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

Deferred tax assets consisted of:

(Million Baht)

	Consolidated	
	September 30, 2004	December 31, 2003
Allowance for impairment of investments	13	13
Allowance for impairment of buildings	1	1
Allowance for doubtful accounts	24	22
Adjustment from financial leases to operating leases	9	7
Total	47	43

Deferred tax liabilities consisted of:

(Million Baht)

	Consolidated and The Bank	
	September 30, 2004	December 31, 2003
Appraisal surplus	2,639	2,671
Revaluation surplus on investments	393	676
Total	3,032	3,347

13 REDEMPTION OF THE SUBORDINATED DEBENTURES CUM PREFERRED SHARES NO.1 (SLIPS) AND THE SUBORDINATED DEBENTURES NO.2

On January 12, 2004, the Bank redeemed early the Subordinated Debentures cum Preferred Shares of the Thai Farmers Bank Public Company Limited No.1 in the amount of Baht 19,999,986,300 and the Subordinated Debentures of the Thai Farmers Bank Public Company Limited No.2 in the amount of Baht 20,000,000,000 and payment was made to the Preferred Shares-Subordinated Debentures of Thai Farmers Bank Plc. Fund. The 547,345 Class A Preferred Shares at Baht 10 par value were converted into 547,345 ordinary shares at Baht 10 par value as of the same date.

14 SHARE CAPITAL

On January 9, 2004, the Bank registered the change of its paid-up capital as a result of the increase in paid-up capital of 7,485,832 shares at Baht 10 par value, totaling Baht 74,858,320, from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees, except for directors and on January 13, 2004, the Bank also registered the change of its paid-up capital as a result of the conversion of Class A Preferred Shares into ordinary shares of 547,345 shares at Baht 10 par value, totaling Baht 5,473,450. The Bank has total paid-up share capital of Baht 23,615,512,490 comprising 2,361,551,249 ordinary shares at Baht 10 par value.

On April 2, 2004, the Annual General Meeting of shareholders passed a resolution to approve the following matters:

- The amendment of the Memorandum of Association with respect to the registered capital from Baht 26,900,946,900, comprising 2,689,547,345 ordinary shares at Baht 10 par value and 547,345 Class A preferred shares at Baht 10 par value, to a registered capital of Baht 26,900,946,900, comprising 2,690,094,690 ordinary shares at Baht 10 par value so as to reflect the fact that the Bank no longer has any preferred shares as a result of the conversion of Class A preferred shares into ordinary shares.
- The reduction in the registered capital from Baht 26,900,946,900 to Baht 23,986,146,970 by retiring the registered shares which had not yet been issued.
- The increase in the registered capital from Baht 23,986,146,970 to Baht 30,486,146,970 through the creation of 650 million new ordinary shares at Baht 10 par value.

On April 16, 2004, the Bank registered the change in its registered share capital, in accordance with the above resolution, with the Ministry of Commerce and on the same date the Bank also registered the change in its paid-up share capital as a result of the increase in paid-up capital of 675,722 shares at Baht 10 par value, totaling Baht 6,757,220 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees (who were not directors).

On July 12, 2004 , the Bank registered the change of its paid-up share capital as a result of the increase in paid-up capital of 1,222,340 shares at Baht 10 par value, totaling Baht 12,223,400, from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees (except for directors).

As a result, as of September 30, 2004 the Bank had a registered share capital of Baht 30,486,146,970, comprising 3,048,614,697 ordinary shares at Baht 10 par value and a paid-up share capital of Baht 23,634,493,110, comprising 2,363,449,311 ordinary shares at Baht 10 par value.

15 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) were calculated from the financial statements of the Bank and include the risk assets of the Bank's two subsidiary asset management companies as follows:

(Million Baht)

	September 30, 2004	December 31, 2003
Tier 1 Capital		
Issued and paid up share capital, premiums on share capital, warrants and premiums on warrants	41,187	78,586
Legal reserves	-	800
Other reserves	-	26,675
Net gain (loss) after appropriation	7,623	(69,157)
Subordinated debentures cum preferred shares	-	19,967
Total Tier 1 Capital	48,810	56,871